Exhibit 2.1

Execution Version

UNIT PURCHASE AGREEMENT

by and among

ALLIED GROUP INTERMEDIATE HOLDINGS, LLC,

CHARAH SOLUTIONS, INC.,

ALLIED POWER HOLDINGS, LLC

and

ROGER SHANNON, as the Seller’s Representative hereunder

Dated as of November 19, 2020

ARTICLE VIII INDEMNIFICATION		53

Section 8.1	Survival	53
Section 8.2	Indemnification of Purchaser Indemnified Parties	53
Section 8.3	Indemnification of Seller Indemnified Parties	54
Section 8.4	Method of Asserting Claims	54
Section 8.5	Limitations on Indemnification	57
Section 8.6	Exclusive Remedies	59
Section 8.7	Treatment of Indemnification Payments	59

ARTICLE IX CONDITIONS TO CLOSING		60

Section 9.1	Conditions to Seller and Purchaser Obligations. The obligations of Purchaser and the Seller to consummate, or cause to be consummated, the Transactions are subject to the satisfaction or waiver in writing, at or prior to Closing, of each of the following conditions:	60
Section 9.2	Conditions to Seller Obligations. The obligations of the Seller to consummate, or cause to be consummated, the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Seller’s Representative):	60
Section 9.3	Conditions to Purchaser Obligations. The obligations of Purchaser to consummate, or cause to be consummated, the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Purchaser):	61

ARTICLE X TERMINATION		63

Section 10.1	Termination. Prior to the Closing, this Agreement may be terminated, and the transactions contemplated hereby may be abandoned:	63
Section 10.2	Procedure and Effect of Termination	64

ARTICLE XI MISCELLANEOUS		65

Section 11.1	Fees and Expenses	65
Section 11.2	Notices	65
Section 11.3	Counterparts	66
Section 11.4	Entire Agreement; No Third Party Beneficiaries	66
Section 11.5	Non-Recourse	66
Section 11.6	Severability	67
Section 11.7	Governing Law	67
Section 11.8	Submission to Jurisdiction; Waiver of Jury Trial	67
Section 11.9	Retention of Counsel	68
Section 11.10	Waiver	68

UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of November 19, 2020, is entered into by and among Allied Group Intermediate Holdings, LLC, a Delaware limited liability company (“Purchaser”), CHARAH SOLUTIONS, INC., a Delaware corporation (the “Seller”), ALLIED POWER HOLDINGS, LLC, a Delaware limited liability company (the “Company”) and ROGER SHANNON, as the Seller’s Representative appointed pursuant to Section 6.10(a). Each of the parties named above may be referred to herein as a “Party” or, collectively, as the “Parties”.

WHEREAS, the Seller is the sole member of the Company, whose subsidiaries provide maintenance, modification and repair services to the nuclear and fossil power generation industry (the “Business”); and

WHEREAS, the Seller holds all the issued and outstanding membership interests of the Company (the “Units”); and

WHEREAS, the Seller desires to sell the Units, and Purchaser desires to purchase the Units from the Seller and thus to become the sole owner of the Company and the Company Subsidiaries; and

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms shall have the respective meanings given below:

“Accounts Receivable” is defined in Section 4.7.

“Adjusted Closing Payment” is defined in Section 2.4(e)(ii).

“Action” means any action, suit, arbitration, proceeding, claim, investigation, cause of action, audit, litigation, charge, assessment, hearing, inquiry, examination, demand, proceeding, controversy, complaint, appeal, notice of violation, citation, summons, subpoena, indictment, mediation, dispute, allegation, other legal proceeding of any nature (whether sounding in contract, tort or otherwise), whether civil, criminal, quasi-criminal, judicial, administrative, regulatory, arbitral or otherwise, whether public or private, and whether brought at law or in equity.

“Affected Employees” is defined in Section 6.6(a).

“Affiliate” of any Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the first Person. For purposes of this definition, the term “control,” “controlled by” or “under common control with,” as and with respect to any Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, the right to appoint directors or managers, by contract, or otherwise.

“Agreement” is defined in the introductory paragraph hereof.

“Allocation” is defined in Section 2.4(g).

“Applicable Accounting Principles” means GAAP, applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles set forth on Schedule 1, attached hereto.

“Applicable Law” means, with respect to any Person, any common law of any state or other jurisdiction, any federal, state, local, municipal or foreign law, ordinance, regulation, statute, constitution, treaty, convention, code, rule, reporting or licensing requirement, certification, standard, accreditation or other similar requirement applicable to such Person, and, for the avoidance of doubt, with respect to the Seller, shall include rules of any securities exchange or self-regulatory organization applicable to the Seller or any Affiliate of the Seller.

“Audits” is defined in Section 4.18(c).

“Banking Arrangements” is defined in Section 4.23.

“Benefit Plan” means, other than a Multiemployer Plan, (a) each “employee benefit plan” as such term is defined in Section 3(3) of ERISA and (b) any retirement or deferred compensation plan, incentive compensation plan, stock plan, retention plan or agreement, unemployment compensation plan, vacation pay, change in control, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any fringe benefit arrangement, which does not constitute an employee benefit plan (as defined in Section 3(3) of ERISA), in each case, maintained by or sponsored by the Company or any Company Subsidiary or pursuant to which the Company or any Company Subsidiary has any liability.

“Blackburn Liability” means (a) the remaining two payments, totaling $3.5 million, of the $8 million settlement in the case styled Blackburn, et al. v. Allied Power Services, LLC, et al., 18-CV-00347 (N.D. Illinois 2018) and (b) any other Liabilities arising out of or related to the Family and Medical Leave Act violations at issue in Blackburn, et al. v. Allied Power Services, LLC, et al., 18-CV-00347 (N.D. Illinois 2018).

“Business” is defined in the Recitals hereof.

“Business Day” means a day (other than Saturday or Sunday) on which banks are generally open for the ordinary conduct of business in New York, New York.

“Cash” means, as of a specified time, all cash and cash equivalents of the Company and the Company Subsidiaries as of such time, determined in accordance with the Applicable Accounting Principles. For the avoidance of doubt, Cash will be calculated (x) net of issued but uncleared checks and drafts of the Company and the Company Subsidiaries and (y) including checks, other wire transfers and drafts deposited or available for deposit for the account of the Company and the Company Subsidiaries.

“Closing” is defined in Section 2.2.

“Closing Date” is defined in Section 2.2.

“Closing Date Cash Amount” means the Cash as of the Effective Time.

“Closing Date Company Transaction Expenses Amount” is defined in Section 2.4(a).

“Closing Date Debt” means Indebtedness of the Company or any Company Subsidiary as of immediately prior to the Closing, excluding any Indebtedness owed by the Company to a Company Subsidiary or by a Company Subsidiary to the Company. For avoidance of doubt, except to the extent guaranteed by the Company or a Company Subsidiary (which guarantees shall be released in connection with Closing), Indebtedness incurred by the Seller as the principal borrower thereon shall not be Indebtedness of the Company, even if the Company is a beneficiary thereof.

“Closing Date Net Working Capital” means the Current Assets as of the Effective Time minus the Current Liabilities as of the Effective Time. Exhibit A sets forth the Current Assets and Current Liabilities that will be considered in the calculation of the Closing Date Net Working Capital. For the avoidance of doubt, no asset or liability shall be included in the calculation of the Closing Date Net Working Capital to the extent that the type of such asset or liability is designated as “Excluded” on Exhibit A.

“Closing Date Schedule” is defined in Section 2.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Recitals hereof.

“Company Business” is defined in Section 6.13(a)(i).

“Company Intellectual Property” means all material Intellectual Property that is owned or used by the Company or a Company Subsidiary in the operation of the Business.

“Company LLC Agreement” means that certain Second Amended & Restated Operating Agreement of the Company, dated as of June 15, 2018, by and between the Company and the Seller.

“Company Subsidiaries” means those entities owned, directly or indirectly, in whole or in controlling part, by the Company, including without limitation, Allied Power Sole Member, LLC, Allied Power Management, LLC, Allied Power Resources, LLC, Allied Power Services, LLC and Charah Plant Services, LLC.

“Company Transaction Expenses” means, without duplication and solely to the extent unpaid and incurred by the Company or any Company Subsidiary as of immediately prior to the Closing, (a) the fees owed by, or on behalf of the Company and the Company Subsidiaries as of the Closing to their investment bankers, attorneys, accountants and other professionals in connection with this Agreement or the consummation of the Closing, and (b) the aggregate amount of any transaction bonuses, transaction commissions, incentive payments and similar compensatory payments owed by the Company or any Company Subsidiary arising or resulting directly from, triggered directly by, payable, owing directly to, this Agreement or the Transactions, to any current or former director, manager, officer, employee, contractor, consultant or other service provider thereof, including the employer portion of any payroll Taxes applicable thereto. For the avoidance of doubt and notwithstanding anything to the contrary contained herein, the term “Company Transaction Expenses” shall not include Indebtedness or Liabilities of the type designated as “Included” on Exhibit A.

“Company’s Knowledge” means the actual knowledge of Ron McCall, David Clem, Scott Sewell, Roger Shannon and Bill Blandford, or the knowledge that any such Person would reasonably be expected to have after reasonable inquiry.

“Competing Business” is defined in Section 6.13(a)(ii).

“Confidential Information” is defined in Section 6.13(a)(iii).

“Confidentiality Agreement” means that certain Information Rights Agreement by and between the Seller and Bernhard Capital Partners Management, LP, dated as of October 9, 2018.

“Contract” means any agreement, contract, commitment, arrangement, lease, sublease, deed, mortgage, license, sublicense, purchase order, sales order, indenture, note, bond, loan, letter of credit, guarantee, insurance policy or other instrument to which the Company or a Company Subsidiary is a party, whether written or oral, and all amendments, restatements, supplements or other modifications thereto or waivers thereunder.

“Copyrights” means worldwide copyright rights and all registrations and applications to register the same.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation, or any other Applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 or any other pandemic.

“Credit Agreement” means that certain Credit Agreement, dated as of September 21, 2018, among the Seller, certain subsidiaries of Seller, Bank of America, N.A., Regions Capital Markets, a Division of Regions Bank, Regions Bank and Fifth Third Bank, as amended by Amendment No. 1 to Credit Agreement, dated March 5, 2019; Amendment No. 2 to Credit Agreement and Waiver, dated August 13, 2019; and Amendment No. 3 to Credit Agreement, together with all other agreements contemplated by any of the foregoing.

“Current Assets” means, as of any date or time, the current assets of the Company and the Company Subsidiaries, calculated on a combined basis in accordance with the Applicable Accounting Principles and solely to the extent constituting a type of current asset designated as “Included” on Exhibit A. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, Current Assets shall in no event include any Cash.

“Current Liabilities” means, as of any date or time, the current liabilities of the Company and the Company Subsidiaries, calculated on a combined basis in accordance with the Applicable Accounting Principles and solely to the extent constituting a type of current liability designated as “Included” on Exhibit A. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, Current Liabilities shall (a) include all Taxes owed by the Company or any Company Subsidiary pursuant to or related to the Coronavirus Aid, Relief, and Economic Security Act, including, but not limited to, any deferred payroll Taxes, and (b) exclude any Indebtedness or Company Transaction Expenses.

“Data Room” means the online data site “Project Proton Dataroom” hosted by Intralinks.

“Deductible” is defined in Section 8.5(c).

“Defense Notice” is defined in Section 8.4(a)(ii).

“Direct Claim Notice” is defined in Section 8.4(b).

“EBC Claims” is defined in Section 8.2(e).

“EBC Employees” means any Affected Employees who hold performance stock units, restricted stock, restricted stock units or performance share units of the Seller immediately prior to the Closing.

“Effective Time” means 11:59 p.m. Eastern Time on the Closing Date.

“Encumbrances” means any and all liens, charges, security interests, claims, mortgages, pledges, encumbrances, deeds of trust, judgments, preemptive rights, options, voting trusts and other encumbrance or restrictions of any kind on title or transfer.

“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with Applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Applicable Laws relating to or affecting creditors’ rights generally and general equitable principles (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

“Environmental Laws” means all Applicable Laws in effect on the Closing Date relating to pollution or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws and regulations relating to Releases of Hazardous Substances, health and human safety, or otherwise relating to the use, treatment, storage, disposal, transportation or handling of Hazardous Substances.

“Equity Interests” means shares of capital stock, partnership interests, membership interests, equity interests or any similar term under Applicable Law, including nominee, qualifying and similar shares.

“Equity Owners” means Charah Holdings, LP; Charah Preferred Stock Aggregator, LP, BCP Energy Services Executive Fund; BCP Energy Services Fund, LP; BCP Energy Service Fund-A, LP; BCP Energy Services Fund GP, LP; and Bernhard Capital Partners Management, LP.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means, with respect to any Person, any corporation, trade, or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exelon” means Exelon Generation Company, LLC and any of its applicable Affiliates.

“Exelon Contract” means that certain Master Terms and Conditions for the Purchase of Materials and Services, dated July 19, 2017, between Exelon through its agent Exelon Business Services Company, LLC and the Company.

“Final Closing Date Cash Amount” is defined in Section 2.4(e).

“Final Closing Date Company Transaction Expenses Amount” is defined in Section 2.4(e).

“Final Closing Date Debt” is defined in Section 2.4(e).

“Final Closing Date Net Working Capital” is defined in Section 2.4(e).

“Final Proceeds” is defined in Section 2.4(e)(ii).

“Financial Statements” means the Interim Financial Statements and the unaudited consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the twelve-month periods ended December 31, 2019 and December 31, 2018, in each case, as prepared by Company management.

“Fraud” means, with respect to any Party, the omission or misrepresentation of material fact by such Party, which omission or misrepresentation constitutes common law fraud under Applicable Law and involves the specific intent of such Party to deceive another Party and the actual knowledge by such Party that the omission or misrepresentation made by such Party was inaccurate in any material respect at the time it was made.

“Fundamental Representations” means, collectively, the representations and warranties set forth in 3.1, 3.2, 3.3, 3.4(a)(i), 3.5, 3.6, 4.1, 4.2, 4.3, 4.4(a)(i), 4.5, 4.6, 4.24, 5.1, 5.2, 5.3, Section 5.4(a)(i) and 5.7.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any transnational, domestic or foreign federal, state or local or governmental, judicial, arbitral, regulatory or administrative body, authority, tribunal, department, commission, bureau, board, court or agency, including any province, county, city or other political subdivision or instrumentality thereof, or any other similar body or organization exercising governmental or quasi-governmental power or authority.

“Governmental Order” means any ruling, award, decision, injunction, judgment, verdict, assessment, subpoena, writ, order, stipulation, consent order, consent agreement, decree or consent decree entered, issued or made by any Governmental Entity, whether preliminary or final, and any settlement agreement or compliance agreement entered into in connection with any Action.

“Hazardous Substances” means any substance, waste, material, chemical or pollutant which is listed or defined under, regulated by, or gives rise to standards of conduct or Liability pursuant to, Environmental Laws, including petroleum or petroleum by-products, asbestos, pesticides, polychlorinated biphenyls, noise, odor, mold or radiation.

“Indebtedness” means, with respect to any Person, without duplication, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (a) for borrowed money (including the current portion thereof), (b) evidenced by notes, debentures or similar instruments, (c) for the reimbursement of any obligor pursuant to any letter of credit, performance bond, surety bond or similar instruments (but excluding, for the avoidance of doubt, amounts in respect of any undrawn “stand-by” letters of credits, performance bonds, surety bonds or similar instruments), (d) in respect of hedging and swap arrangements and similar contracts, (e) any prepayment penalties, premiums, consent or other fees, breakage costs on interest rate swaps and any other hedging obligations (including, but not limited to, foreign exchange contracts) or other costs incurred in connection with the repayment or assumption of any Indebtedness, (f) for capital lease obligations (as determined in accordance with GAAP) or direct financing leases and purchase money and/or vendor financing, and any off-balance sheet financing (other than under operating lease agreements), (g) for the deferred purchase price of property, assets, businesses, products or services to such Person (including (i) any payables or other Liabilities or amounts owed or payable with respect to capital expenditures, (ii) any deferred purchase price, however structured, for (including any obligations resulting from any holdback, earn-out, performance bonus or other contingent payment arrangement (including obligations for payments or issuances of units, options or other equity interests) for, relating to or arising out of the acquisition by such Person of any assets, business or other Person, business combination or similar transactions, (h) for any outstanding compensation, severance, or consulting amounts or other benefits or payment obligations currently owed to any former (as of the Closing) employee, service provider, director, manager or officer of the Company or Company Subsidiary (which, for the avoidance of doubt, shall not include any Affected Employees) and any Taxes payable in connection therewith, (i) any unfunded or underfunded pension, defined benefit or retirement plan Liabilities of any current or former employee, service provider, director, manager or officer of the Company or any Company Subsidiary, and (j) all indebtedness of others referred to in clauses (a) through (i) above guaranteed by such Person. Notwithstanding anything to the contrary contained herein, the term “Indebtedness” shall not include (t) intercompany indebtedness between the Company and a Company Subsidiary, (u) trade payables incurred by the Company or a Company Subsidiary in the ordinary course of business, (v) Taxes owed by the Company or any Company Subsidiary pursuant to or related to the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to any deferred payroll Taxes, (w) any amounts under subsection (h) of this definition that are owed to Ron McCall, (x) any Liability associated with the Blackburn Liability, (y) any Liabilities associated with Motor Vehicle Leases and (z) Company Transaction Expenses or Liabilities of the type designated as “Included” on Exhibit A, items (t)-(z) in this definition collectively referred to as the “Permitted Indebtedness”).

“Indemnification Cap” is defined in Section 8.5(d).

“Indemnified Party” means any Person claiming indemnification under any provision of Article VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VIII.

“Insurance Policies” is defined in Section 4.13.

“Intellectual Property” means Marks, Patents, Copyrights, Trade Secrets and internet domain name registrations.

“Interim Financial Statements” means the unaudited balance sheet of the Company (and the Company Subsidiaries) as of September 30, 2020, and unaudited statement of income for the 9-month period then ended, in each case prepared by the management of the Company.

“IRS” means the Internal Revenue Service.

“Key Customers” is defined in Section 4.22(a).

“Key Suppliers” is defined in Section 4.22(b).

“Liability” or “Liabilities” means, with respect to any Person, any debt, commitment, liability or obligation of any nature of such Person, whether accrued or unaccrued, absolute or contingent, direct or indirect, asserted or unasserted, fixed or unfixed, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, secured or unsecured, or otherwise, whether due or to become due, whether arising out of any contract or tort based on negligence or strict liability and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto, and however arising and including all fees, costs and expenses related thereto.

“Losses” means losses, Liabilities, Taxes, damages, awards, fines, settlements, judgments, assessments, penalties, royalties, costs and expenses (including reasonable attorneys’ fees and other reasonable expenses of litigation or similar Actions).

“Marks” means worldwide trademarks, trade dress, service marks, logos, trade names and all registrations and applications to register the same.

“Material Adverse Effect” means any event, change, occurrence, development, circumstance or effect that, individually or in the aggregate, (x) has, would have or would reasonably be expected to have a material adverse effect on the business, properties or assets, financial condition or results of operations of the Company and a Company Subsidiary, taken as a whole, or (y) has or would reasonably be expected to have a material adverse effect on the ability of the Seller, the Company or the Company Subsidiaries to consummate the Transactions; provided, however, that solely with respect to clause (x) above, any event, change, circumstance or effect arising out of, resulting from or attributable to any of the following shall not be deemed to constitute a “Material Adverse Effect” and shall be disregarded for purposes of determining whether a “Material Adverse Effect” has occurred: (a) an event or series of events or circumstances affecting (i) the United States or global economy generally or capital, credit or financial markets generally, including (A) changes in interest or exchange rates and (B) any suspension of trading in securities, (ii) political conditions generally of the United States or any other country or jurisdiction in which the Company or a Company Subsidiary operates or (iii) any of the industries generally in which the Company or a Company Subsidiary operates or in which the products or services of the Company or a Company Subsidiary are used; (b) any changes in Applicable Law, GAAP or the interpretation or enforcement thereof; (c) any acts of God, hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such acts of God, hostilities, acts of war, sabotage, terrorism or military actions; (d) any epidemics or pandemics (including COVID-19), including any COVID-19 Measures; or (e) any failure to meet internal or published Projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, further, that the matters described in clauses (a) through (e) shall be included in the term “Material Adverse Effect” to the extent any such matter, individually or in the aggregate, has had or would reasonably be expect to have a disproportionate impact on the Company or any Company Subsidiaries relative to other participants in the same industry as the Company or any Company Subsidiary.

“Material Contracts” is defined in Section 4.12(a).

“Material Permits” is defined in Section 4.16(d).

“Motor Vehicle Leases” means capital leases for motor vehicles used in the Business.

“Multiemployer Plan” means a plan described in Section 3(37) of ERISA.

“Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“Neutral Accountant” means Ernst & Young or, if Ernst & Young is unable or unwilling to serve as the Neutral Accountant hereunder, another independent certified public accounting firm of national or regional reputation mutually satisfactory to Purchaser and the Seller’s Representative.

“Noncompete Period” is defined in Section 6.13(a)(iv).

“Operating Document” means with respect to any corporation, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the bylaws, operating agreement, partnership agreement, or other applicable documents relating to the operation, governance or management of such entity.

“Organizational Document” means with respect to any corporation, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the articles of incorporation, organization or formation, certificate of incorporation, articles of association, or other applicable organizational or charter documents relating to the creation of such entity.

“Outside Date” is defined in Section 10.1(b).

“Party” and “Parties” is defined in the introductory paragraph hereof.

“Patents” means issued patents and pending patent applications in the United States and all other countries, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations and extensions thereof.

“Permitted Encumbrances” means: (a) statutory or consensual Encumbrances of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or similar Encumbrances arising or incurred in the ordinary course of business; (b) Encumbrances for Taxes, assessments and any other governmental charges which are not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) any set of facts that would be shown by an accurate up-to-date survey or physical inspection of the Real Property, to the extent that they do not and would not materially interfere with the present use or occupancy of the Real Property or the operation of the Business thereon; (d) Encumbrances in favor of banking or other financial institutions arising as a matter of Applicable Law encumbering deposits or other funds maintained with a financial institution; (e) Encumbrances which, individually or in the aggregate, (i) do not materially impair the ordinary course of the business of the Company or any Company Subsidiary (including zoning, building, or other restrictions, variances, covenants, rights of way, easements, and other minor irregularities in title) or (ii) were incurred in the ordinary course of business to secure liabilities or obligations that are not material to the Company, the Company Subsidiaries and/or the Business; (f) Encumbrances incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business; (g) in the case of Intellectual Property, licenses, options to license or covenants not to assert claims of infringement in each case in existence as of the Closing Date from the Company or a Company Subsidiary to third parties, (h) restrictions on transfer arising out of, under or in connection with applicable federal, state and local securities laws; (i) restrictions on transfer contained in the Operating Document or Organizational Document of the Company; and (j) Encumbrances set forth on Schedule 1.1.

“Person” means a natural person, partnership, corporation, limited liability company, trust, unincorporated association, joint venture or any other legal entity, including any Governmental Entity.

“Pre-Closing Tax Period” is defined in Section 7.2(a).

“Projections” means, collectively, any projections, business plan information, estimates, forecasts, budgets, pro-forma financial information or similar information communicated (orally or in writing, in the CIP or otherwise) to or made available to Purchaser or its Affiliates or Representatives concerning, inter alia, future revenues, profitability, expenses, expenditures or prospects, future results of operations (or any component thereof) or future cash flows (or any component thereof) of the Company or a Company Subsidiary.

“Purchase Price” is defined in Section 2.3(a).

“Purchaser” is defined in the introductory paragraph hereof.

“Purchaser Indemnified Party” means, collectively, Purchaser, each of its Affiliates and its and their respective officers, directors and managers.

“Purchaser Released Claims” is defined in Section 6.12(c).

“Purchaser Released Parties” is defined in Section 6.12(a).

“Real Property” is defined in Section 4.11(b)(i).

“Real Property Leases” is defined in Section 4.11(b)(i).

“Registered Intellectual Property” means all (a) Patents, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, and (d) internet domain name registrations.

“Related Claim” is defined in Section 11.5.

“Related Party” means the Seller, and each director, manager, officer and employee of the Company or the Seller, and any person with whom any such Person has any direct or indirect relation by blood, marriage or adoption, or any trust or other entity in which any such Person owns or has any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market if less than five percent (5%) of the stock thereof is beneficially owned by all such Persons in the aggregate), and any Affiliate of any of the foregoing, any current or former Affiliate of the Company and any current or former Affiliate of the Seller.

“Related Party Arrangement” is defined in Section 6.10.

“Release” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

“Representative” means, with respect to any Person, any director, officer, member, manager, employee, advisor, agent, attorney, consultant, accountant, investment banker or similar representative of such Person.

“Review Period” is defined in Section 2.4(a).

“Sanctions” is defined in Section 4.16(c).

“Schedules” means the disclosure schedules delivered to Purchaser by the Company.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” is defined in the introductory paragraph hereof.

“Seller Indemnified Party” means, collectively, the Seller, each of its Affiliates and its and their officers, directors and managers.

“Seller Released Claims” is defined in Section 6.12(a).

“Seller Releasing Parties” is defined in Section 6.12(a).

“Seller Tax Return” is defined in Section 7.2(a).

“Seller’s Representative” is defined in Section 6.10(a).

“Specified Employee Claims” is defined in Section 8.2(g).

“Specified Employee Claims Deductible” is defined in Section 8.5(c).

“Specified Litigation” is defined in Section 8.2(f).

“Specified Litigation Deductible” is defined in Section 8.5(c).

“Straddle Tax Period” is defined in Section 7.2(b).

“Target Net Working Capital” means $161,000.

“Tax Contest” is defined in Section 7.4.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any federal, state, local, or non-U.S. taxes, charges, fees, levies, imposts, duties or other tax or similar governmental charge or imposed by any Governmental Entity, including all income, gross receipts, unemployment compensation, payroll, social security, workers’ compensation, estimated, transfer, excise, privilege, property, ad valorem, franchise, license, sales, use, value added, windfall profits, environmental, customs duties, capital stock, paid-up capital, profits, withholding, single business, disability, real or personal property (including general and special real estate taxes and assessments), imputed underpayments determined under Code Section 6225, whether or not disputed, together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto and including any Liability for Taxes of another Person pursuant to a Contract or as a transferee or successor or under Treasury Regulation Section 1.1502-6 or analogous state, local or non-U.S. law.

“Territory” is defined in Section 6.13(a)(v).

“Third Party Claim” is defined in Section 8.4(a)(i).

“Third Party Claim Notice” is defined in Section 8.4(a)(i).

“Third Party Claim Response Period” is defined in Section 8.4(a)(ii).

“Threatened” means, with respect to any Person, that such Person has received a demand or claim in writing or a notice of the commencement of an Action in writing.

“Title IV Benefit Plan” means a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, including any Benefit Plan that is a “multiemployer plan” within the meaning of Section 3(37)(A) of ERISA.

“Trade Secret” means all trade secrets and confidential information, including all information and data, including formulas, patterns, compilations, programs, software (both source code and object code), customer information, competitor information, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers, or other information similar to any of the foregoing, that (a) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Transaction Documents” means, collectively, this Agreement and each other agreement, certificate, instrument and document contemplated herein to be executed and delivered in connection with the Transactions.

“Transactions” means all the transactions provided for in, or contemplated by, this Agreement.

“Transition Services Agreement” means that certain Transition Services Agreement by and between the Seller and Purchaser dated as of Closing Date.

“Units” is defined in the recitals hereto.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act, as amended.

“Withdrawal Liability” means any withdrawal liability that is assessed pursuant to Subtitle E of Title IV of ERISA by any Multiemployer Plan to the extent that such liability is attributable to or calculated based on the Company’s or the Seller’s contributions to such Multiemployer Plan.

ARTICLE II

PURCHASE AND SALE OF THE UNITS

Section 2.1 Sale and Transfer of Units.

On the terms and subject to the conditions of this Agreement, the Seller hereby agrees, at the Closing, to sell, transfer and deliver to Purchaser all of the Units, free and clear of all Encumbrances (other than Encumbrances arising under applicable securities laws and regulations), and Purchaser hereby agrees, at the Closing, to purchase and acquire all of such Units from the Seller.

Section 2.2 The Closing.

The consummation of the purchase and sale of the Units provided for in Section 2.1 (the “Closing”) will take place remotely via electronic exchange of documents and signatures on the date hereof (the “Closing Date”). Each of the Parties agrees that the Closing shall be deemed effective for all purposes at the Effective Time.

Section 2.3 Purchase Price and Related Matters.

(a) Closing Payment. For and in consideration of the Transactions, the aggregate amount Purchaser shall pay to the Seller for the Units at the Closing shall be an amount equal to $40,000,000 (the “Closing Payment”). For purposes of this Agreement, the “Purchase Price” shall be the Closing Payment, as adjusted following the Closing pursuant to Section 2.4.

(b) Reserved.

(c) Payment of Closing Proceeds. At the Closing, Purchaser shall pay to the Seller an amount in cash equal to the Closing Payment by wire transfer of immediately available funds.

Section 2.4 Post-Closing Adjustment.

(a) Delivery of Closing Date Schedule. Within forty (40) days following the Closing Date, Purchaser, at its expense, shall prepare and deliver to the Seller’s Representative a schedule (the “Closing Date Schedule”) setting forth a statement of Purchaser’s determination of (i) the Closing Date Net Working Capital, reflecting all components (and the amounts thereof) necessary to compute the Closing Date Net Working Capital set forth on Exhibit A, (ii) the Closing Date Cash Amount, (iii) the Closing Date Debt, (iv) the Company Transaction Expenses (the “Closing Date Company Transaction Expenses Amount”) and (v) the computation of the amount payable, if any, pursuant to Section 2.4(f) based on the foregoing. The Closing Date

Schedule shall be prepared in good faith and in accordance with this Agreement and, with respect to the Closing Date Net Working Capital set forth thereon, determined without giving effect to the Transactions. The Seller shall have the right to review the Closing Date Schedule for a period of forty (40) days following the delivery of the Closing Date Schedule by Purchaser (the “Review Period”). Purchaser shall make the work papers (including the work papers of its accountants), back-up materials and books and records used in preparing the Closing Date Schedule available to the Seller and its accountants at reasonable times and upon reasonable notice following the delivery of the Closing Date Schedule by Purchaser to the Seller’s Representative hereunder, and any delay in making such documents and materials available shall result in an automatic extension of the Review Period by a number of days equal to such delay. Purchaser and the Seller agree that the purpose of preparing the Closing Date Schedule and determining the Closing Date Net Working Capital and the related adjustment contemplated by this Section 2.4 is to measure changes in the Closing Date Net Working Capital against the Target Net Working Capital, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Date Schedule or determining the Closing Date Net Working Capital.

(b) Objections. The Seller’s Representative shall have the right to object to any amount or computation appearing in the Closing Date Schedule on behalf of the Seller by notifying Purchaser in writing of such objections prior to the expiration of the Review Period. If the Seller’s Representative does not make any such objection prior to the expiration of the Review Period, the Closing Date Net Working Capital (together with all components thereof, and the amounts of such components, necessary to compute the Closing Date Net Working Capital), the Closing Date Cash Amount, the Closing Date Debt, the Closing Date Company Transaction Expenses Amount and the Final Proceeds, in each case as set forth on or determined using the Closing Date Schedule, shall be determinative for purposes of this Section 2.4 and shall be final and binding on all of the Parties.

(c) Resolution of Disputes. If the Seller’s Representative objects to any item or computation appearing in the Closing Date Schedule prior to the expiration of the Review Period, the Seller’s Representative and Purchaser shall, during the thirty (30) day period following the delivery of the Seller’s Representative’s objection, attempt in good faith jointly to resolve the matters on the Closing Date Schedule to which the Seller’s Representative objected. In the event the Seller’s Representative and Purchaser cannot resolve all such matters by the end of such thirty (30) day period, either Party may immediately engage the Neutral Accountant to resolve any items that remain in dispute. Within fifteen (15) days following such engagement, Purchaser, on the one hand, and the Seller’s Representative, on the other hand, shall present their respective position on the disputed items to the Neutral Accountant in writing, and Purchaser and the Seller’s Representative shall direct the Neutral Accountant, within thirty (30) days thereafter, acting as an expert and not an arbitrator, to resolve only the matters in the Closing Date Schedule that were objected to by the Seller’s Representative and not resolved by the Seller’s Representative and Purchaser. The resolution by the Neutral Accountant of such matters shall be within the range of the amounts claimed by the Seller’s Representative and Purchaser in their written submissions to the Neutral Accountant. The fees, costs and expenses of the Neutral Accountant shall be allocated between the Seller and Purchaser in the same proportion that the aggregate amount of the disputed items submitted to the Neutral Accountant that are unsuccessfully disputed by each such Party (as finally determined by the Neutral Accountant) bears to the total amount of such disputed items so submitted.

(d) Purchaser and the Seller agree that the procedures set forth in this Section 2.4 for resolving disputes with respect to the Closing Date Schedule shall be the sole and exclusive method for resolving any such disputes; provided, that this provision shall not prohibit either Party from instituting litigation to enforce any final determination of the Final Proceeds by the Neutral Accountant pursuant to this Section 2.4 or to compel any Party to submit any dispute arising in connection with this Section 2.4 to the Neutral Accountant pursuant to and in accordance with the terms and conditions set forth in this Section 2.4, in each case, in any court of competent jurisdiction in accordance with Section 11.8. The substance of the Neutral Accountant’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error.

(e) Final Proceeds.

(i) The Closing Date Net Working Capital, Closing Date Cash Amount, Closing Date Debt and Closing Date Company Transaction Expenses Amount, in each case as determined pursuant to Section 2.4(b) or Section 2.4(c) (as the case may be) shall be referred to herein as the “Final Closing Date Net Working Capital”, the “Final Closing Date Cash Amount”, the “Final Closing Date Debt” and the “Final Closing Date Company Transaction Expenses Amount”, respectively. The determination of each of the Final Closing Date Net Working Capital, the Final Closing Date Cash Amount, the Final Closing Date Debt and the Final Closing Date Company Transaction Expenses Amount pursuant to Section 2.4(b) and Section 2.4(c) shall be determinative for purposes of this Agreement and final and binding on the Parties.

(ii) The Closing Payment shall be recalculated to an amount equal to: $40,000,000 plus the Final Closing Date Cash Amount, minus the Final Closing Date Debt and minus the Final Closing Date Company Transaction Expenses (the “Adjusted Closing Payment”). In addition, (A) if the Closing Date Net Working Capital is greater than the Target Net Working Capital, then such excess will be a dollar-for-dollar increase to the Adjusted Closing Payment; or (B) if the Closing Date Net Working Capital is less than the Target Net Working Capital, then such shortfall will be a dollar-for-dollar decrease from the Adjusted Closing Payment. The result of such recalculation and determination pursuant to this Section 2.4(e)(ii) shall be the “Final Proceeds” and shall be used to determine payments under Section 2.4(f).

(f) Post-Closing Payment.

(i) If the Final Proceeds are less than the Closing Payment, then the Seller shall pay to Purchaser or the Company (at Purchaser’s direction) an amount equal to the shortfall via wire transfer of immediately available funds no later than the fifth (5th) Business Day following the determination of the Final Proceeds pursuant to Section 2.4, to the account designated in writing by the Company.

(ii) If the Final Proceeds exceed the Closing Payment, then Purchaser shall pay to the Seller an amount equal to the excess via wire transfer of immediately available funds no later than the fifth (5th) Business Day following the determination of the Final Proceeds pursuant to Section 2.4, to the account(s) designated in writing by the Seller’s Representative.

(g) Allocation. Purchaser and the Seller agree that the final Purchase Price, plus any other items that are required for U.S. federal income Tax purposes to be treated as consideration for the Units, shall be allocated among the assets of the Company (as determined for U.S. federal income Tax purposes) in a manner consistent with the principles of Section 1060 of the Code (and any similar provisions of state or local law, as appropriate) based upon the relative fair market values thereof and using the methodology on Section 2.4(g) (the “Allocation”). Within one hundred twenty (120) days following the Closing Date, in accordance with the terms of the Transition Services Agreement, the Seller shall prepare and deliver to Purchaser, for Purchaser’s review and comment, a draft Allocation and all supporting schedules for such Allocation. Purchaser shall have thirty (30) days after receipt of the draft Allocation to propose in good faith any changes to the draft Allocation. Purchaser and the Seller shall reasonably cooperate to promptly resolve any disputes with respect to such draft Allocation and agree on a final Allocation. Purchaser and the Seller shall report all federal, state and local Tax consequences of the Transactions consistent with the final Allocation and shall not take any position inconsistent therewith on any Tax Return, in any refund claim, in any litigation or investigation or otherwise relating to income Taxes (except to the extent otherwise required pursuant to a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of state or local law)).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules, the Seller hereby represents and warrants to Purchaser, as of the Closing Date, as follows:

Section 3.1 Organization.

The Seller is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 3.2 Authorization.

The Seller has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to consummate the Transactions and to perform its obligations hereunder and under such other Transaction Documents. The special committee of the board of directors of the Seller, as authorized by the board of directors of the Seller, has duly approved this Agreement and each of the other Transaction Documents to which the Seller is a party and has duly authorized the execution, delivery by the Seller of this Agreement and each other Transaction Document to which it is a party and the consummation of the Transactions. The Seller has taken all necessary actions, and there are no other actions or proceedings required to be taken by or on the part of the Seller to authorize and permit the execution and delivery of the Transaction Documents and the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the Transactions.

Section 3.3 Execution; Validity of Agreement.

This Agreement has been, and each other Transaction Document to which the Seller is a party has been or will at Closing be, duly executed and delivered by the Seller. This Agreement and each other Transaction Document to which the Seller is a party constitutes, or, as of Closing, will constitute (in each case assuming due and valid authorization, execution and delivery by the other parties hereto or thereto) a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except for Enforceability Limitations.

Section 3.4 Consents and Approvals; No Violations.

(a) Except as otherwise set forth on Schedule 3.4, none of the execution, delivery or performance of this Agreement by the Seller, the consummation by the Seller of the Closing or compliance by the Seller with any of the provisions hereof will (i) violate, conflict with or result in any breach of any provision of the Operating Documents or Organizational Documents of the Seller, (ii) conflict with, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, require the consent or notice of any Person under, or give rise to any obligation, Liability or loss of any right or benefit or the imposition of any Encumbrance (other than Encumbrances arising under applicable securities laws and regulations) on the Units held by the Seller under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement to which the Seller is a party or by which the Seller is bound, or (iii) result in a violation by the Seller of any Applicable Law or Governmental Order, excluding, in the case of clauses (ii) and (iii), such violations, breaches, defaults and Encumbrances that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of the Seller to consummate the Transactions.

(b) Except as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement by the Seller or the consummation of the Closing by the Seller.

Section 3.5 Ownership of the Purchased Equity.

Schedule 3.5 sets forth the number of Units held of record by the Seller, which Units constitute all the outstanding Units of the Company. Except for restrictions (a) contained in the Company’s Operating Document, (b) under applicable federal, state and local securities laws or (c) as set forth on Schedule 3.5, the Seller has good and valid title to the Units, free and clear of all Encumbrances (other than Encumbrances arising under applicable securities laws and regulations). Except for the Company LLC Agreement or as set forth on Schedule 3.5, there are no Contracts to which the Seller is a party or by which the Seller is bound relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of any of the Units.

Section 3.6 Brokers.

Except for Houlihan Lokey, no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees, financial advisory fees or similar fees in connection with the transactions contemplated hereby by reason of any action taken by the Seller, the Company, any Company Subsidiary or any of its or their directors, managers, officers, employees, representatives or agents. The Seller shall be solely responsible for any such fees.

Section 3.7 Disclaimer.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III (AS MODIFIED BY THE SCHEDULES), NEITHER THE SELLER NOR ANY AFFILIATE OF THE SELLER (OTHER THAN THE COMPANY SOLELY WITH RESPECT TO THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV) MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED AND WHETHER RELATED TO THE COMPANY, A COMPANY SUBSIDIARY, THE UNITS, THE TRANSACTIONS, THE BUSINESS AND OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND THE SUCCESS OR PROFITABILITY THEREOF, THE ASSETS AND LIABILITIES OF THE COMPANY AND ITS SUBSIDIARIES, OR OTHERWISE. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, THE SELLER HEREBY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules, the Seller hereby represents and warrants to Purchaser, as of the Closing Date, as follows:

Section 4.1 Organization; Qualification.

The Company and each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the state of its formation or organization. The Company and each Company Subsidiary has the requisite power and authority necessary to enable it to own, lease, operate and use or otherwise hold its properties and assets and to carry on its business in the manner conducted by it as of the Closing Date. The Company and each Company Subsidiary is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Material Adverse Effect. Schedule 4.1 sets forth for the Company and each Company Subsidiary its state of formation or organization and each additional state or country (if any) in which it is qualified to do business. Prior to the Closing Date, the Seller has made available to Purchaser true, complete and correct copies of the certificates of formation, limited liability company agreements (or comparable documents) of the Company and each of the Company Subsidiaries.

Section 4.2 Authorization.

The Company has the requisite power and authority to execute, deliver and perform this Agreement and each other Transaction Document to which it is a party and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and each other Transaction Document to which it is a party and the consummation of the Transactions by the Company have been duly authorized by all requisite action on the part of the Company. The Company has taken all necessary, and there are no other, actions or proceedings required to be taken by or on the part of the Company to authorize and permit the execution and delivery of the Transaction Documents and the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions.

Section 4.3 Execution; Validity of Agreement.

This Agreement and each other Transaction Document to which the Company is a party has been, or will at Closing be, duly executed and delivered by the Company. This Agreement and each other Transaction Document to which the Company is a party constitutes (in each case assuming due and valid authorization, execution and delivery by the other parties hereto and thereto) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except for Enforceability Limitations.

Section 4.4 Consents and Approvals; No Violations.

(a) Except as set forth on Schedule 4.4, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions hereof will (i) violate, conflict with or result in any breach of any provision of the Operating Documents or Organizational Documents of the Company or any Company Subsidiary, (ii) conflict with, result in a material violation or breach of, constitute (with or without due notice or lapse of time or both) a material default under, give rise to any right of termination, cancellation or acceleration) under, require the consent of or notice to any Person under, or give rise to any obligation, Liability or loss of any right or benefit or result in the creation of any Encumbrance on any material asset of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any Material Contract or Governmental Order, or (iii) conflict with, result in a breach or material violation by the Company or a Company Subsidiary of any Applicable Laws or Governmental Order to which the Company or any Company Subsidiary, the Business or any of their respective properties or assets is subject.

(b) Except as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the Closing by the Company.

Section 4.5 Capitalization; Ownership.

(a) Schedule 4.5(a) sets forth (i) the total number of authorized Equity Interests of the Company, (ii) the number and class of Equity Interests of the Company issued and outstanding, and (iii) the record owner of all the issued and outstanding Equity Interests of the Company. All of the outstanding Equity Interests of the Company are duly authorized, validly issued and, to the extent such concept is applicable, fully paid and non-assessable, and none of the outstanding Equity Interests of the Company are subject to, or were issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under Applicable Laws or Organizational Documents or Operating Documents of the Company.

(b) There are no (i) outstanding securities or obligations convertible into or exchangeable for Equity Interests of the Company, (ii) outstanding or authorized options, warrants, call rights or other similar rights obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Interests of the Company, (iii) outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company, or (iv) Contracts to which the Company is a party relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of any of the Equity Interests of the Company.

(c) Each of the Seller, the Company and each of the Company Subsidiaries has complied with all applicable securities Laws in connection with the offer, sale or issuance of any Equity Interests of the Company and the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, or otherwise has any right or obligation to acquire any Equity Interests in any Person other than another Company Subsidiary. None of the Company or any Company Subsidiary has agreed to make, or is obligated to make, any future investment in or capital contribution to any other Person.

Section 4.6 Company Subsidiaries.

(a) Except as set forth on Schedule 4.6(a), neither the Company nor any Company Subsidiary own any Equity Interests in any Person. Schedule 4.6(a) sets forth (i) the number and class of Equity Interests of each Company Subsidiary issued and outstanding, and (ii) the record owner(s) of the issued and outstanding Equity Interests of each Company Subsidiary. All outstanding Equity Interests of each Company Subsidiary are duly authorized, validly issued and, to the extent such concept is applicable, fully paid and non-assessable, and none of such outstanding Equity Interests are subject to, or were issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under Applicable Laws or the Organizational Documents or Operating Documents of such Company Subsidiaries.

(b) There are no (i) outstanding securities or obligations convertible into or exchangeable for Equity Interests of any Company Subsidiary, (ii) outstanding or authorized options, warrants, call rights or other similar rights obligating a Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any Equity Interests of such Company Subsidiary, (iii) outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any Company Subsidiary, or (iv) Contracts to which a Company Subsidiary is a party relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of any of the Equity Interests of such Company Subsidiary.

Section 4.7 Financial Statements.

(a) Schedule 4.7 contains true, complete and correct copies of the Financial Statements.

(b) The Financial Statements (including any notes thereto) (i) have been derived from and are consistent with the books and records of the Company and the Company Subsidiaries, (ii) have been prepared in accordance with GAAP consistently applied throughout the periods involved and (iii) fairly present the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and their consolidated results of operations and cash flow for the periods then-ended in accordance with GAAP applied consistently applied throughout the periods involved (subject, in the case of the Interim Financial Statements, to the absence of statements of cash flows and stockholder equity and footnotes, and to normal year-end and periodic reclassifications and adjustments, which individually or in the aggregate, are not material).

(c) The Company and the Company Subsidiaries maintain accurate books and records reflecting their assets and liabilities and maintain internal accounting controls that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to their assets is permitted only in accordance with management’s authorization and (iv) the reporting of their assets is compared with existing assets at regular intervals.

(d) Since the date of the Interim Financial Statements, all current assets and current liabilities have been managed by the Company and the Company Subsidiaries in the ordinary course of business. The accounts receivable and other receivables of any kind of the Company and the Company Subsidiaries (the “Accounts Receivable”) reflected on the Interim Financial Statements and all of the Company’s and the Company Subsidiaries’ Accounts Receivable arising since the date of the Interim Financial Statements are valid and enforceable claims and were earned by performance of actual, bona fide transactions in the ordinary course of business.

Section 4.8 No Undisclosed Liabilities; Indebtedness.

(a) Neither the Company nor any Company Subsidiary has any Liabilities required to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for (a) Liabilities set forth on the Interim Financial Statements, (b) Liabilities incurred in the ordinary course of business subsequent to the date of the Interim Financial Statements, which individually or in the aggregate, would not be materially adverse to the Company and the Company Subsidiaries taken as a whole; (c) Liabilities disclosed in Schedule 4.8(a) and (d) the executory obligations of any Contract set forth on Schedule 4.8(a), which Liabilities do not arise from any tort, breach of any Contract or violation of any Applicable Laws.

(b) Neither the Company nor any Company Subsidiary has entered into or applied for any loan, grant, disaster relief fund, Tax abatement, business interruption insurance, or other financial assistance program, financial accommodations or other financial arrangements pursuant to the Coronavirus Aid, Relief, and Economic Security Act, or any regulations or guidance issued by any Governmental Entity with respect thereto, including the Payroll Protection Program.

Section 4.9 Absence of Certain Changes.

Since the date of the Interim Financial Statements, there has not been any Material Adverse Effect, the Company and the Company Subsidiaries have operated in the ordinary course of business, other than due to any actions taken in response to COVID-19 or any COVID-19 Measures, and except as set forth on Schedule 4.9, with respect to the Company and the Company Subsidiaries, there has been no:

(a) amendment to any Organizational Document or Operating Document of the Company or a Company Subsidiary, or alteration through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any Company Subsidiary;

(b) creation or formation of any subsidiary or adoption of a plan or agreement of complete or partial bankruptcy, liquidation, dissolution, restructuring, merger, consolidation, recapitalization, reorganization or the like;

(c) issuance, sale, transfer, disposition, pledge, alteration or encumbrance of any Equity Interests of the Company or any Company Subsidiary or of any securities convertible or exchangeable for, or options, warrants or other rights to acquire, any such Equity Interests;

(d) redemption, purchase or other acquisition of any Equity Interests of the Company or a Company Subsidiary or of any securities which consist of or include any right to acquire such Equity Interests;

(e) incurrence, assumption or guarantee of any material Indebtedness for borrowed money, other than Permitted Indebtedness, or the creation or advancement of any loan or advance to any Person;

(f) creation of any Encumbrance (other than a Permitted Encumbrance) on any asset of the Company or Company Subsidiary that materially detracts from the value of such asset;

(g) increase in the compensation payable to any manager, officer or employee of the Company or Company Subsidiary, other than (i) normal recurring increases in the ordinary course of business consistent with past practice, (ii) pursuant to any Benefit Plan, employment agreement, severance plan or retention plan, or (iii) as required by Applicable Law;

(h) new hire of any employee, director, member, consultant, leased employee, independent contractor and other individual service provider of the Company or any Company Subsidiary with annual base salary of $100,000 or greater; or firing of any such Person other than for cause with annual base salary of $100,000 or greater; conduct any “mass layoff” (as defined in the WARN Act); or recognize any Person as the collective bargaining agent of any employee of the Company or any Company Subsidiary;

(i) recapitalization, reclassification, equity dividend, equity split or similar change in the capitalization of the Company or Company Subsidiary;

(j) entrance into, or modification or amendment of, any Material Contract, or termination of any Contract which, if in effect on the Closing Date, would have been required to be set forth on Schedule 4.12(a), except, in each case, for the expiration or renewal of any such Contract in accordance with its terms;

(k) settlement or compromise of any Action by or against the Company or a Company Subsidiary;

(l) except for the sale or other disposition of obsolete, excess or damaged equipment, sale, lease, encumbrance with any Encumbrance, or other disposition of any tangible asset or equipment owned by the Company or a Company Subsidiary;

(m) acquisition by merger or consolidation with, by purchase of all or substantially all Equity Interests or assets of, or otherwise, any partnership, corporation, limited liability company or other legal entity or all or any portion of its business, properties or assets;

(n) incurrence of any obligation to make capital expenditures to any Person in excess of $250,000 in the aggregate;

(o) change or modification to the credit, collection or payment policies of the Company or a Company Subsidiary to provide for any acceleration in the collection of accounts receivable or delay in the payment of accounts payable that, in each case, is outside of the ordinary course of business;

(p) acquisition of any Real Property;

(q) implementation or adoption of any change to any method of financial or Tax accounting or any of its accounting policies, principles, practices, procedures or methods (except as required by changes in GAAP);

(r) material Tax elections (or changes thereto), entry into any closing agreement, settlement or compromise of any claim or assessment (in each case in respect of material Taxes), or incurrence of any material liability for Taxes other than in the ordinary course of business consistent with past practice;

(s) abandonment, cancellation, lapse, failure to renew, failure to protect or enforce, transfer, assignment, or license of any material Intellectual Property of the Company or any Company Subsidiary; or

(t) authorization or Contract to do any of the foregoing.

Section 4.10 Assets.

The Company and each Company Subsidiary has good and marketable title to, or a valid leasehold interest in, all of the properties, rights and assets (whether real or personal, tangible or intangible) used or held in connection with the conduct of the businesses of the Company and the Company Subsidiaries (collectively, the “Assets”), including all Assets reflected in the Interim Financial Statements or acquired after the date of the Interim Financial Statements (other than property sold, leased or otherwise disposed of in the ordinary course of business consistent with past practice), in each case free and clear of all Encumbrances (other than Permitted Encumbrances). The Assets are suitable for the purposes for which they are intended and in good operational condition and repair, normal wear and tear excepted. There has not been any material interruption of the businesses of the Company and the Company Subsidiaries due to inadequate maintenance or obsolescence of the Assets which are tangible properties. Assuming the provision of the services contemplated by the Transition Services Agreement in all material respects, the Assets constitute all of the properties and assets required to enable the businesses of the Company and the Company Subsidiaries to be conducted immediately after the Closing in the same manner as the businesses of the Company and the Company Subsidiaries have been currently conducted.

Section 4.11 Real Property.

(a) Owned Real Property. Neither the Company nor any Company Subsidiary owns fee title to any real property.

(b) Leased Real Property.

(i) Schedule 4.11(b) (A) lists each material written lease to which the Company or any Company Subsidiary is a party and leases real property, and (B) identifies material real property locations not otherwise set forth in subclause (A) where the Company or a Company Subsidiary operates without a written agreement (the real property identified in this sentence, the “Real Property” and such oral or written lease or sublease agreements the “Real Property Leases”).

(ii) The Company or the applicable Company Subsidiary has a valid leasehold interest in the Real Property, and all Real Property constitutes all material parcels of real property and interests in real property used in the conduct of the Business. All Real Property Leases are in full force and effect and are legal and valid instruments binding on the Company or the applicable Company Subsidiary and, to the Company’s Knowledge, the other parties thereto, and are enforceable in accordance with their respective terms except for Enforceability Limitations.

(iii) There is no material breach of or default by the Company, a Company Subsidiary or, to the Company’s Knowledge, any other party to any Real Property Lease in the timely performance of any obligations to be performed or paid under such Real Property Lease. Neither the Company nor any Company Subsidiary has received any notice or any materially adverse modification, termination, cancellation or non-renewal (but excluding expiration in accordance with its terms) of any Real Property Lease.

(iv) There is no condemnation, expropriation or similar proceeding presently pending, or, to the Company’s Knowledge, Threatened against any of the Real Property or any improvement thereon. The occupancy, use and operation by the Company or the applicable Company Subsidiary of the Real Property for the operation of the Business, to the Company’s Knowledge, complies in all material respects with all Applicable Laws.

(v) The Company or a Company Subsidiary is in sole possession of the Real Property, and there are no leases, subleases, licenses, concessions or other Contracts entered into by any of the Company or any Company Subsidiary granting to any Person other than the Company or a Company Subsidiary the right of use or occupancy of all or any portion of the Real Property.

Section 4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth, as of the Closing Date, a list of all Contracts of the Company and the Company Subsidiaries of the types described below that are in effect on the Closing Date or otherwise contain outstanding or surviving obligations (collectively, the “Material Contracts”):

(i) each Contract to which any Key Customer or Key Supplier is a party;

(ii) each Contract (A) that involves the receipt or payment by the Company or a Company Subsidiary of an amount in excess of $100,000 in the aggregate during the twelve (12) month period ended October 31, 2020, or (B) requiring performance by any party more than one year from the Closing Date;

(iii) each Contract governing any Indebtedness for borrowed money or Permitted Indebtedness of the Company or a Company Subsidiary;

(iv) each Contract relating to the employment by the Company or a Company Subsidiary of any Person that provides for (A) annual base salary in excess of $100,000, or (B) the payment of any cash compensation to such Person as a direct result of the consummation of the Transactions;

(v) each Contract providing for indemnification by the Company or a Company Subsidiary of any Seller Indemnified Party, excluding, for the avoidance of doubt, the Organizational Documents and Operating Documents of the Company or Company Subsidiary;

(vi) all collective bargaining agreements or other material Contracts into which the Company or any Company Subsidiary has entered with any labor organization;

(vii) each Contract that (A) requires the Company or a Company Subsidiary to conduct business exclusively with the counterparty thereto, (B) contains a “most favored nation” clause in favor of the counterparty thereto, or (C) prohibits the Company or a Company Subsidiary from competing with the counterparty thereto or conducting any business in any geography;

(viii) each Contract granting the counterparty thereto a right of first refusal or right of first offer in respect of any asset or property of the Company or a Company Subsidiary;

(ix) each Contract governing (A) the acquisition or disposition by the Company or a Company Subsidiary of any business, a material amount of equity of any Person, or any property or asset (whether by merger, sale of equity, sale of assets or otherwise), or (B) any equity or debt investment in or any loan to any Person;

(x) each Contract governing a joint venture, partnership, or any shareholder, partnership, strategic partnership, limited liability company operating or similar Contract relating to any collaboration, partnership or sharing of profits arrangements;

(xi) each Real Property Lease;

(xii) all Contracts under which the Company or any Company Subsidiary has permitted any of its properties or assets to become encumbered by a Encumbrance other than any Permitted Encumbrances;

(xiii) each Contract governing the license of any Company Intellectual Property to or from the Company or a Company Subsidiary, excluding (A) commercially available “shrink-wrap” or “click-through” license agreements, and (B) non-exclusive licenses granted by the Company or a Company Subsidiary to other Persons that do not materially interfere with the conduct of the Business;

(xiv) each Contract requiring the Company or Company Subsidiary to purchase or sell a stated portion of its requirements or outputs;

(xv) each Contract pursuant to which the Company or a Company Subsidiary is lessee of any machinery or equipment owned by a third party and makes lease payments in excess of $100,000 per year;

(xvi) each Contract to which a Governmental Entity is party;

(xvii) each Contract providing for earn-outs, any other contingent payments or any other type of similar payment by or payable to the Company or any Company Subsidiary;

(xviii) each Contract requiring future capital expenditure obligations of the Company or any Company Subsidiary in excess of $100,000 individually or in the aggregate;

(xix) all settlements of any Actions or similar Contracts pursuant to which the Company or any Company Subsidiary is obligated to pay consideration in excess of $100,000 or has other obligations continuing; and

(xx) each Contract between the Company or a Company Subsidiary, on the one hand, and the Seller or any Affiliate of the Seller, on the other hand.

(b) The Company has made true, complete and correct copies of each Material Contract available to Purchaser.

(c) Each Material Contract is the legal and valid obligation of the Company or a Company Subsidiary (as applicable), and, to the Company’s Knowledge, each counterparty thereto, and is enforceable in accordance with its terms except for Enforceability Limitations. Neither the Company nor any Company Subsidiary is in material breach of, or default under, any Material Contract and, to the Company’s Knowledge, no counterparty to any Material Contract is in material breach of or default under any such Material Contract. Neither the Company nor any Company Subsidiary has received any written notice that the Company or such Company Subsidiary is in material breach of or default under any Material Contract or that any counterparty to any Material Contract intends to terminate any such Material Contract.

Section 4.13 Insurance.

Schedule 4.13 contains a true and complete list of each material insurance policy (other than Benefit Plans) maintained by the Company as of the Closing Date with respect to the properties, assets or operations of the Company and the Company Subsidiaries or with respect to which the Company or any Company Subsidiary is a named insured (the “Insurance Policies”), indicating in each case the type of coverage, the name of the insured, the insurer, the expiration date and the amount of coverage under or with respect to each such insurance policy. The Insurance Policies are in full force and effect, all premiums due thereon prior to the Closing Date have been paid, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary is in material breach of, or default under, any Insurance Policy. Neither the Company nor any Company Subsidiary has received written notice of the termination of any Insurance Policy or that any material claim pending under any Insurance Policy had been denied. Since January 1, 2018, there have been no historical gaps in insurance coverage of the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have given timely notice to each applicable insurer of all material claims that may be insured thereby under any Insurance Policy.

Section 4.14 Litigation; Governmental Orders.

(a) Except as set forth on Schedule 4.14, there is no, and during the three (3) years preceding the Closing Date there has been no, material Action pending or, to the Company’s Knowledge, Threatened against the Company or a Company Subsidiary, any of the properties or assets of the Company or any Company Subsidiary, or any of the directors, managers or officers of any of the Company or any Company Subsidiary in their capacity as such. Except as set forth on Schedule 4.14, during the last three (3) years, none of the Company or any Company Subsidiary has entered into any settlement that has resulted in a Loss in excess of $250,000 to the Company or any Company Subsidiary or involved any restrictions, limitations, or obligations on Company or any Company Subsidiary. Except as set forth on Schedule 4.14, there is no material Action by the Company, any Company Subsidiary, or the Seller on behalf of the Company or a Company Subsidiary, pending or threatened against any Person.

(b) Neither the Company nor any Company Subsidiary is subject to any material outstanding judgment, court order or injunction of any Governmental Entity, and none of the Company or any Company Subsidiary has received any written communication or, to the Company’s Knowledge, oral communication that any Action by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened.

Section 4.15 Environmental Matters.

Except where the failure to be in compliance would not reasonably be expected to have a material impact on the Company or any Company Subsidiary, the Company and each Company Subsidiary is, and each for the past three (3) years has been, in compliance with all applicable Environmental Laws. The Company and each Company Subsidiary (a) has all material permits, authorizations and approvals required under applicable Environmental Laws, which such permits, authorizations, and approvals are listed on Schedule 4.15, and (b) has for the past three (3) years been in compliance in all material respects with the respective requirements of such permits, authorizations, and approvals. Neither the Company nor any Company Subsidiary has received written notice from a Governmental Entity or third party alleging that the Company or such Company Subsidiary is not in material compliance with any Environmental Law, which noncompliance remains unresolved, and there is not now pending or, to the Company’s Knowledge, threatened, any Action against the Company or any Company Subsidiary in connection with any past or present noncompliance with, or Liability under, Environmental Laws. With respect to any of the Real Property or in connection with the business of the Company, neither the Company nor any Company Subsidiary nor, to the Company’s Knowledge, any other Person has caused any Release of a Hazardous Substance that requires any investigation, cleanup, abatement, removal, remediation, or remedial or corrective action pursuant to any Environmental Law.

Section 4.16 Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary is, and during the preceding three (3) years has been, in compliance in all material respects with all Applicable Laws; provided, that no representation or warranty is made in this Section 4.16(a) with respect to any Environmental Law or Applicable Law relating to Taxes or labor, employment or employee benefits matters. During the last three (3) years, none of the Company or any Company Subsidiary has received or entered into any citations, complaints, consent orders, or other similar enforcement orders, or received any written, or to the Company’s Knowledge, any oral notice or other communication alleging any material failure to comply with any Applicable Laws. Prior to the Closing Date, the Company has made available to Purchaser true, complete and correct copies of all written notices received by the Company or any Company Subsidiary alleging any violation under any Applicable Laws or permit that the Company or any Company Subsidiary has received in the last three (3) years and that could reasonably be expected to have a material impact on the Company or such Company Subsidiary.

(b) During the three (3) years preceding the Closing Date, the Company and each Company Subsidiary has been in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 and all other Applicable Laws in respect of bribery or corruption.

(c) None of the Company, any Company Subsidiary or, to the Company’s Knowledge, any manager, officer or employee of the Company or any Company Subsidiary is (i) the subject of any sanctions administered or enforced by the Office of Foreign Assets Control of the United States Department of Treasury, the United States Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant Governmental Entity (collectively, “Sanctions”), or (ii) located, organized or a resident of any country or territory that is, or whose government is, the subject of any Sanctions, including Crimea, Cuba, Iran, North Korea, Sudan or Syria. The Company and each Company Subsidiary is, and during the preceding three (3) years has been, in compliance in all material respects with Applicable Laws governing Sanctions, export and import controls, customs, anti-boycott or anti-terrorism, including those administered by the United States Department of Commerce, the Bureau of Customs and Border Protection in the United State Department of Homeland Security, the United States Department of State and the United States Department of Treasury.

(d) Schedule 4.16(d) sets forth a list of all material permits, licenses, certificates, approvals and authorizations of a Governmental Entity possessed by the Company or a Company Subsidiary (collectively, the “Material Permits”). The Company and each Company Subsidiary legally holds, and is in compliance in all material respects with, all Material Permits. All permits of the Company and each Company Subsidiary are, and immediately following the Closing will be, valid and in full force and effect in all material respects. During the last three (3) years, (i) none of the Company or any Company Subsidiary has received any written petition, objection or other pleading or, to the Company’s Knowledge, oral notice from or before any Governmental Entity having jurisdiction or authority over the operations of the Company or any Company Subsidiary that impairs the validity of any such permit or which would reasonably be expected, if accepted or granted, to result in revocation, withdrawal, suspension, cancellation, termination or material modification of any such permit, (ii) none of the Company or any Company Subsidiary has received any notice or other communication from any Governmental Entity or any other Person that the Company or any Company Subsidiary is not in compliance with any permit in any material respect and (iii) to the Company’s Knowledge, no event has occurred which, with or without notice or lapse of time or both, would constitute a default or violation of any term, condition or provision of any permit in any material respect.

Section 4.17 Employee Benefit Matters.

(a) Benefit Plans. Schedule 4.17(a) contains a true and complete list of all material Benefit Plans. With respect to each material Benefit Plan, the Company has made available to Purchaser copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series), (iii) the most recent financial statements, (iv) the most recent IRS determination or opinion letter, (v) the most recent actuarial reports, (vi) all insurance contracts, policies and related insurer documents, (vii) a written description of any material Benefit Plan that is not in writing, and (viii) any employee manuals or handbooks applicable to any employee, consultant, contractor or other service provider of the Company or any Company Subsidiary. Each Benefit Plan has been maintained and administered in compliance in all material respects with the applicable requirements of ERISA, the Code, and any other applicable Laws.

(b) Effect of Transaction. Except as noted on Schedule 4.17(a), (i) no Benefit Plan contains any provision that would give rise to any acceleration, vesting, obligation to fund, increase in benefits, severance, termination or other payments as a result of the Closing and (ii) the consummation of the transactions contemplated by this Agreement alone, or in combination with any other event (where such event would not alone have an effect described in this sentence), will not give rise to any liability under any Benefit Plan, including liability for severance pay, unemployment compensation, termination pay, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, director, or other service provider of the Company or their beneficiaries. As a result of the Transactions (separately or in the aggregate), no amounts payable under the Benefit Plans, or any other plan, agreement or arrangement (separately or in the aggregate), will constitute an “excess parachute payment” for federal income Tax purposes by virtue of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax law) or will be subject to an excise Tax under Section 4999 of the Code (or any corresponding provision of state, local, or non-U.S. Tax law), in either case, with respect to any Affected Employee.

(c) No Post-Employment Obligations. No Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) provides for continuing benefits or coverage for any Affected Employee or beneficiary of an Affected Employee after such Affected Employee’s termination of employment, except to the extent required by Applicable Law, and there has been no violation of Section 4980B of the Code or Sections 601-608 of ERISA by the Company with respect to any such Benefit Plan.

(d) Title IV Benefit Plans. Except as noted on Schedule 4.17(d), the Company does not maintain any Title IV Benefit Plan, Multiemployer Plan, or “multiple employer welfare arrangement” as described in Section 3(40) of ERISA, and no material Liability under Title IV or Section 302 of ERISA has been incurred by the Company during the preceding two (2) years that has not been satisfied in full.

(e) Multiemployer and Multiple Employer Plans. With respect to each Multiemployer Plan or Multiple Employer Plans to which the Company or the Seller has an obligation to contribute or any other liability or obligation, (i) all contributions required to be made by such entity have been timely made, (ii) to the Company’s Knowledge, all such Multiemployer Plans qualify for the Withdrawal Liability exception for the building and construction industry set forth in Section 4203(b) of ERISA, (iii) to the Company’s Knowledge, during the preceding two (2) years, no Withdrawal Liability has been incurred by or assessed against the Company or any Company Subsidiary that has not been satisfied in full, and (iv) neither the Company nor any Company Subsidiary has received written notice that any such Multiemployer Plan is, or is reasonably expected to be, in “endangered” or “critical” status as those terms are defined under ERISA.

(f) Contributions and Premiums. All material contributions and premium payments that are due with respect to any Benefit Plan prior to the Closing Date, as required by the terms of the applicable Benefit Plan have been made.

(g) Tax Qualified Status. Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the Company’s Knowledge, no circumstances have occurred during the preceding two (2) years that would reasonably be expected to adversely affect the Tax qualified status of any such Benefit Plan.

(h) Section 409A. With respect to all Affected Employees who participate in Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code), no material Taxes have been imposed on (i) the Company, and (ii) to the Company’s Knowledge, on any such Affected Employee solely as a result of such plans failing to comply with the requirements of Section 409A of the Code or any regulations or other guidance issued thereunder.

(i) Actions. There are no material Actions (other than routine claims for benefits) pending or, to the Company’s Knowledge, Threatened against the Company, a Company Subsidiary or any Benefit Plan involving any Benefit Plan or the assets thereof, and to the Company’s Knowledge, no facts exist that could reasonably be expected to give rise to such Actions.

Section 4.18 Tax Matters.

(a) Tax Returns. The Company and each Company Subsidiary has filed all material Tax Returns (including all income Tax Returns) required to be filed by it on or prior to the Closing Date, and each affiliated, unitary or combined group of corporations of which the Company or any Company Subsidiary is a member has filed all material income Tax Returns that such group was required to file on or prior to the Closing Date for each taxable period during which the Company was a member of the group. All such Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all Applicable Laws.

(b) Payment. The Company and each Company Subsidiary has paid (or has withheld and paid) all material Taxes becoming due and payable by it on or prior to the Closing Date, whether or not shown on any Tax Return.

(c) Audits. Except as set forth on Schedule 4.18, no federal, state, local or non-U.S. audits, examinations, investigations or other administrative or judicial proceedings with respect to Taxes (“Audits”) are presently pending with regard to any Tax Returns filed by, on behalf of or including the Company or a Company Subsidiary, except for those Audits the adverse resolution of which would not reasonably be expected to have a Material Adverse Effect on the Company or any Company Subsidiary. None of the Company or any Company Subsidiary has received in writing from any federal, state, local or non-U.S. Governmental Entity (including any Governmental Entity in a jurisdiction where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an Audit, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against the Company or any Company Subsidiary.

(d) Extensions. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or a Company Subsidiary.

(e) Jurisdictions. During the two (2) years preceding the Closing Date, no written claim has been made by a Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not pay Taxes or file Tax Returns that the Company or such Company Subsidiary is or may be subject to Taxes assessed by such jurisdiction.

(f) Liens. There are no Encumbrances for Taxes (other than any Permitted Encumbrances) upon any of the assets of the Company or any Company Subsidiary.

(g) Withholding. The Company and each Company Subsidiary has satisfied all Tax withholding and deposit obligations imposed on or with respect to the Company, any Company Subsidiary, or their employees.

(h) Tax Sharing Agreements. None of the Company or any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than any agreement entered into in the ordinary course of business and not primarily relating to Taxes).

(i) Liability for Taxes of Another. None of the Company or any Company Subsidiary has any Liability for the Taxes of any Person (other than the Company or Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor or by Contract.

(j) Listed Transactions. None of the Company or any Company Subsidiary has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) Registrations. The Company and each Company Subsidiary is registered for the purposes of sales Tax, use Tax, value-added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes (including by receiving and retaining any appropriate Tax exemption certificates and other applicable documentation).

(l) Private Letter Ruling. None of the Company or any Company Subsidiary has received or requested any letter ruling with respect to Taxes from the Internal Revenue Service (or any comparable ruling from any other Governmental Entity).

(m) Property Taxes. All material assets of the Company and each Company Subsidiary have been properly listed and described on the applicable property Tax rolls for all periods prior to and including the Closing Date, and no portion of such assets constitutes omitted property for property Tax purposes

(n) Tax Status. The Company and each Company Subsidiary is disregarded as an entity separate from the Seller in accordance with Treasury Regulation Section 301.7701-3(b) (and any corresponding provision of state income Tax law that follows U.S. federal income Tax law), and no election has been made by or on behalf of the Company or any Company Subsidiary to treat the Company or any Company Subsidiary as an association taxable as a corporation for U.S. federal income Tax purposes (or for purposes of any state income Tax law).

(o) Notwithstanding any other provision in this Agreement, (i) the representations and warranties set forth in this Section 4.18 and in Section 4.17 are the only representations and warranties in this Agreement with respect to Tax matters and refer only to the past activities of the Company and the Company Subsidiaries and (ii) the Seller and the Company make no representations, warranties or guarantees with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any Tax attribute of the Company or any Company Subsidiary with respect to any Tax periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date.

Section 4.19 Intellectual Property.

(a) Registered Intellectual Property. Schedule 4.19(a) contains a true and complete list of all Company Intellectual Property owned by the Seller, the Company or any Company Subsidiary that is Registered Intellectual Property and is primarily related to the Business. The Registered Intellectual Property identified on Schedule 4.19(a) has not been abandoned, and all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid. To the Company’s Knowledge, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to the Registered Intellectual Property identified on Schedule 4.19(a), the adverse resolution of which would reasonably be expected to adversely impact the Company or a Company Subsidiary in any material respect. There is no outstanding judgment, court order, injunction or decree of any Governmental Entity that would limit, invalidate, render unenforceable or cancel the validity of any of the Registered Intellectual Property identified on Schedule 4.19(a) and would reasonably be expected to adversely impact the Company or a Company Subsidiary in any material respect.

(b) Non-Infringement. To the Company’s Knowledge, the operation of its business does not infringe or misappropriate any Intellectual Property rights of any other Person in a manner that would reasonably be expected to result in material Liability to the Company or any Company Subsidiary. During the two (2) years preceding the Closing Date, neither the Company nor any Company Subsidiary has received written notice from any other Person (i) challenging the right of the Company or such Company Subsidiary to use any of the Company Intellectual Property, or (ii) alleging that the Company or such Company Subsidiary has infringed or misappropriated any Intellectual Property rights of such other Person. To the Company’s Knowledge, no third party is infringing or misappropriating any rights of the Seller, the Company or any Company Subsidiary in any of the owned Company Intellectual Property in a manner that would reasonably be expected to result in a material Liability to the Company or any Company Subsidiary.

Section 4.20 Labor Matters.

(a) Labor Difficulties. Except as set forth on Schedule 4.20(a), there is no labor strike, slowdown, stoppage or lockout actually pending, or, to the Company’s Knowledge, Threatened against the Company or a Company Subsidiary. Neither the Company nor any Company Subsidiary has experienced any material labor strike, slowdown, stoppage or lockout during the two (2) years preceding the Closing Date.

(b) Collective Bargaining Agreements; Certification. Schedule 4.20(b) sets forth those collective bargaining agreements with any labor organization to which the Company or a Company Subsidiary is a party. Except as set forth on Schedule 4.20(b), no labor union is certified by the National Labor Relations Board as bargaining agent for any employees of the Company or a Company Subsidiary.

(c) Charges. Except as set forth on Schedule 4.20(c), there is no unfair labor practice charge or complaint against the Company or a Company Subsidiary pending or, to the Company’s Knowledge, Threatened before the National Labor Relations Board.

(d) Closings; Layoffs. During the preceding two (2) years, (i) neither the Company nor a Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment, and (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or a Company Subsidiary.

(e) Employment Laws. The Company and the Company Subsidiaries are, and for the preceding two (2) years have been, in compliance in all material respects with all Applicable Laws relating to the employment of labor, including those related to employment standards, labor relations, wages, hours, overtime compensation, vacation pay, pay equity, equal employment opportunities, fair employment practices, discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, human rights, immigration, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, employer health Tax, occupational health and safety, workers’ compensation, leaves of absence and unemployment insurance and the payment and withholding of Taxes. Except as set forth on Schedule 4.20(e), there is no charge of discrimination in employment or employment practices, or any action pursuant to any Applicable Laws which is now pending or, to the Company’s Knowledge, Threatened before any Governmental Entity in any jurisdiction in which the Company or a Company Subsidiary currently engages any Person to perform services. All employees, contractors, and consultants of the Company and a Company Subsidiary are lawfully retained and compensated in accordance with Applicable Laws.

(f) Equity-based Compensation. Schedule 4.20(f) sets forth a list of all outstanding equity-based awards granted by the Seller to any Affected Employee that remain outstanding immediately prior to the Closing Date.

Section 4.21 Affiliate Transactions.

Except as set forth on Schedule 4.21 and for employment agreements and extensions of credit for travel, business or relocation expenses or similar ordinary course employment-related expenses and other ordinary course transactions and arrangements between the Company, any Company Subsidiary, the Seller and any of its Affiliates as part of the consolidated group, there are no Contracts or other business relationships between the Company or a Company Subsidiary, on the one hand, and the Seller or any Affiliate of the Seller (other than the Company or a Company Subsidiary), on the other hand, nor does the Seller or any Affiliate of the Seller have any material interest in any material property or asset of the Company or a Company Subsidiary.

Section 4.22 Customers and Suppliers.

(a) Schedule 4.22(a) sets forth a true, complete and correct list of the customers of the Company and the Company Subsidiaries during the two (2) years prior to and ending on the Closing Date (each such customer, a “Key Customer”) and the amount of payments made by each such Key Customer during each such period.

(b) Schedule 4.22(b) sets forth a true, complete and correct list of the vendors and suppliers of the Company and the Company Subsidiaries to whom the Company or a Company Subsidiary, as applicable, made annual payments in excess of $1 million during the two (2) years prior to and ending on the Closing Date (each such vendor or supplier, a “Key Supplier”) and the amount of payments made by the Company or a Company Subsidiary to each such Key Supplier during each such period.

(c) No Key Customer or Key Supplier has (i) ceased, canceled, suspended or otherwise terminated, or notified (whether in writing or orally) the Company or any Company Subsidiary that it will cease, cancel, suspend or otherwise terminate, or has threatened (whether in writing or orally) to cease, cancel, suspend, or otherwise terminate, nor to the Company’s Knowledge does any such Key Customer or Key Supplier intend to cease, cancel, suspend or otherwise terminate, the business such Key Customer or Key Supplier conducts with, or such Key Customer’s or Key Supplier’s relationship with, the Company or any Company Subsidiary, or (ii) modified, or notified (whether in writing or orally) the Company or any Company Subsidiary that it will, nor to the Company’s Knowledge does any such Key Customer or Key Supplier intend to, modify its relationship with the Company or any Company Subsidiary in a manner materially adverse to the Company or any Company Subsidiary (including by changing the amount, frequency, pricing or payment terms or other terms of such Key Customer’s or Key Supplier’s business with the Company or any Company Subsidiary), or claimed it is entitled to receive, or has received or claimed, any credit, offset, discount (or absence thereof) or payment, or has threatened (whether in writing or orally) any such materially adverse modification or claim for any credit, offset, discount (or absence thereof) or payment. None of the Company or any Company Subsidiary is involved or, within the past three years, has been involved, in any Action with any Key Customer or Key Supplier.

Section 4.23 Banking Arrangements.

Schedule 4.23 sets forth a list of (a) each bank with which the Company or a Company Subsidiary has an account or safe deposit box (collectively, the “Banking Arrangements”); and (b) the name of each Person authorized to draw on or access such Banking Arrangements.

Section 4.24 Brokers.

Except with respect to Houlihan Lokey, neither the Company nor any Company Subsidiary has entered into any agreement or arrangement entitling any broker, investment banker, financial advisor or other Person to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the Transactions.

Section 4.25 Disclaimer.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV (AS MODIFIED BY THE SCHEDULES), NEITHER THE COMPANY NOR ANY AFFILIATE OF THE COMPANY (OTHER THAN SELLER SOLELY WITH RESPECT TO THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III) MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED AND WHETHER RELATED TO THE COMPANY, A COMPANY SUBSIDIARY, THE UNITS, THE TRANSACTIONS, THE BUSINESS OR OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND THE PROBABLE SUCCESS OR PROFITABILITY THEREOF, THE ASSETS AND LIABILITIES OF THE COMPANY AND ITS SUBSIDIARIES, OR OTHERWISE. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, THE COMPANY HEREBY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Seller as of the Closing Date as follows:

Section 5.1 Organization.

Purchaser is duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of formation.

Section 5.2 Authorization.

Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and each other Transaction Document to which it is a party and to consummate the Transactions, and the execution, delivery and performance by Purchaser of this Agreement and each other Transaction Document to which it is a party and the consummation of the Transactions by Purchaser have been duly authorized by all requisite action on the part of Purchaser. No other corporate proceedings on the part of Purchaser (including, without limitation, approval of Purchaser’s equityholders) are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Transactions.

Section 5.3 Execution; Validity of Agreement.

This Agreement has been, and each other Transaction Document to which Purchaser is a party has been, or will at Closing be, duly executed and delivered by Purchaser. This Agreement and each other Transaction Document to which Purchaser is a party constitutes, or will at Closing constitute, (in each case assuming due and valid authorization, execution and delivery by the other parties hereto and thereto) a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except for Enforceability Limitations.

Section 5.4 Consents and Approvals; No Violations.

(a) Except as set forth on Schedule 5.4, none of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the Closing or compliance by Purchaser with any of the provisions hereof will (i) violate, conflict with or result in any breach of any provision of the Organizational Documents or Operating Documents of Purchaser, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any asset of Purchaser under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement to which Purchaser or any of its Affiliates is a party or by which any of them may be bound, or (iii) result in a violation by Purchaser of any Applicable Law or any judgment, court order or injunction of a Governmental Entity, excluding, in the case of clauses (ii) and (iii), such violations, breaches, defaults and Encumbrances that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Purchaser to consummate the Transactions.

(b) Except as may be necessary as a result of any facts or circumstances relating to the Seller or its Affiliates (other than the Company or a Company Subsidiary), no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement by Purchaser or the consummation of the Closing by Purchaser.

Section 5.5 Acquisition of the Units for Investment.

Purchaser is acquiring the Units for its own account, for investment only, and not with a view to any resale or public distribution thereof in violation of the Securities Act. Purchaser shall not offer to sell or otherwise dispose of the Units in violation of any Applicable Law. Purchaser acknowledges that (a) none of the Units have been registered under the Securities Act or any state securities laws, (b) there is no public market for the Units and there can be no assurance that a public market will develop, and (c) it must bear the economic risk of its investment in the Units for an indefinite period of time. Purchaser is an “Accredited Investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. Purchaser understands and acknowledges that the Units are being offered and sold to it in reliance on a specific exemption from the registration requirements of U.S. federal and state securities laws and that the Seller is relying upon the truth and accuracy of, and Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth in this Agreement in order to determine the availability of such exemption and the eligibility of Purchaser to acquire the Units. Purchaser acknowledges that neither the Company nor any other Person offered to sell the Units to it by means of any form of general solicitation or general advertising, including but not limited to: (a) any advertisement, notice, article or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (b) any seminar or meeting whose attendees were invited by any general solicitation or general advertising. Purchaser acknowledges that no federal or state agency has passed upon the Units or made any findings or determination as to the fairness or advisability of any investment therein.

Section 5.6 Solvency.

Assuming the accuracy of the representations and warranties in Article III and Article IV and that the Company complied in all material respects with the covenants and agreements required to be performed on or prior to the Closing, immediately after giving effect to the Transactions (including any debt and equity financings entered into in connection therewith): (i) the fair saleable value (determined on consolidated basis) of the assets of Purchaser and the Company Subsidiaries shall be greater than the total amount of their Liabilities; (ii) Purchaser and the Company Subsidiaries (on a consolidated basis) shall be able to pay their debts and obligations in the ordinary course of business as they become due; and (iii) each of Purchaser, the Company and their respective subsidiaries (including each Company Subsidiary) shall have adequate capital to carry on all businesses in which they are engaged or about to engage. In consummating the Transactions, Purchaser does not intend to hinder, delay or defraud any present creditors, as of the Closing Date, of Purchaser or any of the Company Subsidiaries.

Section 5.7 Brokers.

Neither Purchaser nor any of its Affiliates have entered into any agreement or arrangement entitling any broker, investment banker, financial advisor or other Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions.

Section 5.8 Purchaser’s Investigation.

(a) Purchaser has conducted its own independent investigation, review and analysis of, and has formed an independent judgment concerning, the Company, the Company Subsidiaries, the Units, the Transactions, and the operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries. Purchaser has been furnished with or been given adequate access to, and has had full opportunity to review, such information about the Company, the Company Subsidiaries, the Units, the Transactions, and the operations, assets, liabilities, results of operations, financial condition and prospects of the Company as it has requested. Purchaser acknowledges and agrees that the only representations and warranties made by Seller are the express representations and warranties set forth in Article III (as modified by the Schedules) and that the only representations and warranties made by the Company are the express representations and warranties set forth in Article IV (as modified by the Schedules).

(b) Without limiting the generality of the foregoing:

(i) Purchaser acknowledges and agrees that none of Seller, the Company or any other Person is making or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information communicated during “management presentations”, in materials made available in any “data room” (whether virtual or otherwise), in “break-out” discussions, in responses (whether oral or written) to questions submitted by or on behalf of Purchaser, in materials prepared by or on behalf of Seller, the Company or a Company Subsidiary, or in any other form, and Seller and its Affiliates and Representatives shall have no Liability or obligation in connection with the provision of any such information to, or the use of any such information by, Purchaser or any errors therein, in each case except as such information may be specifically referenced in this Agreement.

(ii) In connection with Purchaser’s investigation of the Company, Purchaser has received Projections. Purchaser acknowledges that there are uncertainties inherent in the preparation of Projections, that Purchaser is familiar with such uncertainties, and that Purchaser takes full responsibility for forming its own independent judgment concerning any Projections and the adequacy and accuracy of, and reasonableness of the assumptions underlying, such Projections. Purchaser acknowledges that none of Seller, the Company or any other Person has made any representation or warranty, whether express or implied, with respect to any Projections and hereby disclaims any reliance upon and acknowledges and agrees that it is not entitled to rely upon, any Projections.

(c) Notwithstanding anything else to the contrary herein, this Section 5.8 is not intended to, and it shall not, prevent, preclude or limit any of the Purchaser Indemnified Parties from bringing a Fraud claim based on acts or omissions by or on behalf of Seller, the Company, the Company Subsidiaries or any of their respective Affiliates.

Section 5.9 Disclaimer.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE V, NEITHER PURCHASER NOR ANY AFFILIATE OF PURCHASER MAKES ANY REPRESENTATION OR WARRANTY HEREIN OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE V, PURCHASER HEREBY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1 Reserved.

Section 6.2 Reserved.

Section 6.3 Reserved.

Section 6.4 Reserved.

Section 6.5 Publicity.

The Seller, the Company and Purchaser shall not, and shall cause their respective Affiliates not to, issue or cause the release or publication of any press release or other external announcement with respect to this Agreement or the Transactions without the prior written approval of the other Parties hereto; provided, that nothing herein shall prevent any Party from making any public announcement (whether in a press release, periodic securities filing or other external announcement) that such Party reasonably believes to be required by Applicable Law or the requirements of any stock exchange or quotation system; provided, however, that to the extent permitted by Applicable Laws and reasonably practicable, the Party required to make any such announcement will have afforded the other Parties, for a reasonable period prior to the making of such filing, a reasonable opportunity to review and comment upon the intended form and substance of such filing.

Section 6.6 Employees; Employee Benefits.

(a) Benefits. Effective for a period of one (1) year from and after the Closing Date, Purchaser shall, or shall cause the Company or the applicable Company Subsidiary to, provide to those employees of the Company or Company Subsidiary who are employed by Purchaser or who remain employed by the Company or a Company Subsidiary upon and following the Closing Date (the “Affected Employees”) compensation and benefits, including group medical coverage, whether by maintaining the Company’s Benefit Plans (if independent from those of the Seller) or by providing benefits to the Affected Employees through Purchaser’s employee benefit plans, programs, policies and arrangements.

(b) Service Credit. Affected Employees shall be given credit for all purposes (other than benefit accrual under defined benefit pension plans, if any) under the employee benefit plans, programs, policies and arrangements (including plans, programs, policies and arrangements providing vacation, sick time and/or paid time off) maintained from time to time by Purchaser, for such Affected Employees’ service with the Seller, the Company or a Company Subsidiary; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits. In addition, for purposes of each such Purchaser employee benefit plan or program that is an employee welfare benefit plan, as defined in Section 3(1) of ERISA, Purchaser shall, with respect to any mid-plan year transition to a different group welfare plan, (i) undertake all commercially reasonable efforts to waive all limitations as to pre-existing conditions, evidence of insurability, exclusions and waiting periods with respect to participation and coverage requirements to the extent such limitations were or would have been waived under the Benefit Plans in which the Affected Employee participated immediately prior to the Closing Date and (ii) provide each Affected Employee with credit for co-payments, deductibles and out-of-pocket expenses paid prior to the Closing Date for purposes of satisfying any applicable co-payment, deductible and out-of-pocket expense requirements under any welfare plan of Purchaser.

(c) WARN Act. Purchaser shall be solely responsible for any notices required to be given under, and otherwise comply with, the WARN Act or similar Applicable Laws or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) resulting from Purchaser’s, the Company’s or a Company Subsidiary’s actions with respect to the Affected Employees after the Effective Time.

Section 6.7 No Third Party Beneficiaries.

All provisions contained in this Article VI with respect to employee benefit plans or employee compensation are included for the sole benefit of the Parties and shall not create any right in any other Person, including any employee or former employee of the Company or any participant or beneficiary in any Benefit Plan. The Parties acknowledge and agree that the Seller has made no representation, promise or guarantee, express or implied, to any Company employee regarding whether Purchaser intends to retain or offer to retain such individual or the terms and conditions on which Purchaser may retain or offer to retain such individual.

Section 6.8 Books and Records; Access.

(a) Purchaser shall preserve, and shall cause the Company and the Company Subsidiaries to preserve, for a period of six (6) years following the Closing Date, all pre-Closing Date records (including any records relating to any Straddle Tax Period) possessed by or under the control of such Person relating to the Company or the Company Subsidiaries.

(b) During the six (6)-year period following the Closing Date, (i) to the extent necessary for the preparation of financial statements, regulatory filings or Tax Returns of the Seller, or (ii) in connection with any Action, Purchaser shall give the Seller and its Representatives reasonable access to all offices, facilities, books and records, officers, employees and advisors of the Company as the Seller may reasonably request (upon reasonable prior notice) during normal business hours and permit the Seller and its Representatives to make copies of the aforesaid books and records, in each case relating to any period ending at or before the Effective Time; provided, that such access shall not unreasonably interfere with the business or operations of Purchaser or the Company. Notwithstanding the foregoing, nothing herein shall require Purchaser to disclose any information to the Seller if such disclosure would (1) jeopardize any attorney-client or other legal privilege, (2) contravene any Applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which Purchaser, the Company or a Company Subsidiary may be a party) or (3) contravene any obligation of secrecy or confidentiality to any Governmental Entity.

Section 6.9 Further Assurances.

From time to time, as and when requested by any Party and at such Party’s sole cost and expense, the other Party or Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be reasonably necessary or desirable to evidence and effectuate the Transactions.

Section 6.10 Seller’s Representative.

(a) The Seller hereby irrevocably constitutes and appoints Roger Shannon (the “Seller’s Representative”) as the Seller’s true and lawful agent, proxy and attorney in fact and authorizes the Seller’s Representative, acting for the Seller and in the Seller’s name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with the Transactions, as fully and to all intents and purposes as the Seller might or could do in person, including:

(i) to deliver all notices required to be delivered by the Seller under this Agreement and receive all notices required to be delivered to the Seller under this Agreement;

(ii) to take any and all action on behalf of the Seller from time to time as the Seller’s Representative may deem necessary or desirable to defend, pursue, compromise or settle claims or disputes under this Agreement, including in respect of indemnification pursuant to Article VIII and any adjustment to the Closing Payment pursuant to Section 2.4;

(iii) to engage and employ Representatives (including accountants, legal counsel and other professionals) and to incur such other expenses as he deems necessary or prudent in connection with the administration of the foregoing, it being understood and agreed by the Seller that the Seller shall promptly reimburse the Seller’s Representative for any such expenses incurred by the Seller’s Representative in his capacity as such; and

(iv) to receive any and all deliveries of Purchaser pursuant to Section 2.4.

(b) The Seller grants unto said attorney in fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the Transactions, as fully and to all intents and purposes as the Seller might or could do in person, hereby ratifying and confirming all that the Seller’s Representative may lawfully do or cause to be done by virtue of this Section 6.10. Seller acknowledges and agrees that Purchaser shall be entitled to rely on any action taken by the Seller’s Representative on behalf of the Seller, and that each such action shall be binding on Seller as fully as if the Seller had taken such action. The Seller, by executing this Agreement, agrees that such agency, proxy and power of attorney are coupled with an interest, and are therefore irrevocable without the consent of the Seller’s Representative and shall survive the bankruptcy of the Seller. The Seller acknowledges and agrees that, upon any delivery by the Seller’s Representative of any waiver, amendment, agreement, opinion, certificate or other documents executed by the Seller’s Representative or any decisions made by the Seller’s Representative pursuant to this Section 6.10, the Seller shall be bound by such documents or decision as fully as if the Seller had executed and delivered such documents or made such decisions.

(c) Upon the death, disability or incapacity of the initial Seller’s Representative appointed pursuant to this Section 6.10, Seller shall appoint a replacement reasonably believed by Seller to be capable of carrying out the duties and performing the obligations of the Seller’s Representative hereunder within thirty (30) days. In the event that the Seller’s Representative resigns for any reason, the Seller shall similarly select another representative to fill such vacancy. Any substituted representative shall be deemed the Seller’s Representative for all purposes of this Agreement and any other Transaction Document.

Section 6.11 Termination of Related Party Transactions.

(a) Prior to the Closing, except for this Agreement, and except for the items set forth in Schedule 6.11, the Company shall cause all Liabilities, obligations and Contracts between the Company or any Company Subsidiary, on the one hand, and any Related Party, on the other hand (each a, “Related Party Arrangement”), to be terminated in full and of no further force or effect effective upon the Closing Date, without any further obligations to the Company or any Company Subsidiary (regardless of any provision otherwise providing for the survival of any obligations or Liability of the Company or any Company Subsidiary thereunder) and shall cause evidence of such termination of all Related Party Arrangements in form and substance satisfactory to Purchaser to be delivered to Purchaser.

(b) Purchaser acknowledges that the Business currently receives or benefits from certain shared management and administrative and corporate services and benefits provided by Seller or its Affiliates, whether pursuant to a written agreement or otherwise. Other than as may be provided pursuant to the terms of the Transition Services Agreement or as may be assigned to Purchaser under a separate assignment agreement, if any, Purchaser further acknowledges that all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Business as of the Closing Date, and thereafter, Seller’s and its Affiliates’ sole obligation with respect to the provision of any services with respect to the Business shall be as set forth in the Transition Services Agreement or in any other assignment agreement entered into by such parties.

Section 6.12 Release.

(a) Effective upon the Closing, the Seller, on the Seller’s own behalf and on behalf of each of the Sellers’ Representative’s and the Seller’s Affiliates (excluding the Company and the Company Subsidiaries), executors, heirs, administrators, predecessors, successors and assigns (collectively, the “Seller Releasing Parties”), (i) agrees that each of the Company and the Company Subsidiaries, Purchaser, and each of their respective Affiliates and each of their Representatives (collectively, the “Purchaser Released Parties”) shall not have any liability, obligation or responsibility to any of the Seller Releasing Parties of any kind or nature whatsoever based upon any facts, circumstances, or matters relating to the Company or any Company Subsidiary occurring at or prior to the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and (ii) hereby irrevocably and unconditionally releases, waives and discharges each of the Purchaser Released Parties from any and all obligations, responsibilities, debts and any other Liabilities to any of the Seller Releasing Parties of any kind or nature whatsoever based upon any facts, circumstances or matters relating to the Company or any Company Subsidiary occurring at or prior to the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, with the exception of, for each of items (i) and (ii), with respect to the applicable Purchaser Released Party, any obligations or liabilities under this Agreement, including Section 2.4, Article VIII, or any other Transaction Documents (the “Seller Released Claims”).

(b) Effective upon the Closing, each Seller Releasing Party (i) irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Action of any kind against any Purchaser Released Party, based on any Seller Released Claim other than claims pursuant to Section 2.4 or Article VIII, and (ii) releases and discharges the Purchaser Released Parties from and against any Liability arising out of or in connection with any action taken or omitted to be taken by the Sellers’ Representative in accordance with the provisions of this Agreement, the other Transaction Documents or the authorization in Section 11.10 or the Sellers’ Representative’s failure to distribute any amounts received by the Sellers’ Representative on behalf of the Seller.

(c) Effective upon the Closing, Purchaser, on the Purchaser’s own behalf and on behalf of Purchaser’s Affiliates, including the Company and the Company Subsidiaries, (i) agrees that the Seller shall not have any liability, obligation or responsibility to the Purchaser or Purchaser’s Affiliates, including the Company and the Company Subsidiaries, of any kind or nature whatsoever based upon any facts, circumstances, or matters relating to the operation of the Business by the Seller, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and (ii) hereby irrevocably and unconditionally releases, waives and discharges the Seller from any and all obligations, responsibilities, debts and any other Liabilities to the Purchaser or Purchaser’s Affiliates, including the Company and the Company Subsidiaries, of any kind or nature whatsoever based upon any facts, circumstances or matters relating to the operation of the Business by the Seller, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, with the exception of, for each of items (i) and (ii), any of the Seller’s obligations or liabilities under this Agreement, including Section 2.4, Article VIII, or any other Transaction Documents (the “Purchaser Released Claims”); provided, however, that (A) the Purchaser Released Claims shall exclude any claims relating to or arising out of arm’s length agreements or transactions between Seller and an Affiliate of Purchaser entered into the in the ordinary course of business and (B) to the extent the Equity Owners are considered to be Affiliates of the Purchaser, with respect to the Equity Owners, the provisions of this Section 6.12(c) shall only apply to responsibilities, debts and any other Liabilities related to either the board of directors of the Seller or the special committee of the board of directors of the Seller in the course of making its decision to enter into and consummate the Transactions (including claims for breach of fiduciary duty).

(d) Effective upon the Closing, Purchaser, on the Purchaser’s own behalf and on behalf of the Purchaser’s Affiliates, including the Company and the Company Subsidiaries, irrevocably covenants to cause the Company to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Action of any kind against the Seller, based on any Purchaser Released Claim other than claims pursuant to Section 2.4 or Article VIII.

Section 6.13 Restrictive Covenants.

As partial consideration for payment of the Purchase Price and as an inducement for the Purchaser to enter into this Agreement, the Parties agree to the following covenants:

(a) Definitions. For the purposes of this Section 6.13, the following definitions shall apply:

(i) “Company Business” shall mean the business of providing maintenance, modification and repair services to the nuclear and fossil power generation industry as conducted by the Company and the Company Subsidiaries as of the Closing Date, together with natural and reasonable extensions thereof.

(ii) “Competing Business” shall mean any Person that engages in the Company Business in the Territory, but expressly excluding Purchaser, the Company, and any Company Subsidiary.

(iii) “Confidential Information” shall mean any data or information of the Company or any of its Affiliates (other than Trade Secrets), whether written, electronic or oral, and including any notes, analyses, compilations, studies, summaries or other material prepared by the Company or any of its Affiliates, that is valuable to the operation of the Company or the Company Activities, and not generally known to competitors or the general public.

(iv) “Noncompete Period” shall mean three (3) years following the Closing Date.

(v) “Territory” shall mean the United States of America.

(b) Trade Secrets. The Seller shall, and shall cause its Affiliates to, hold in confidence at all times after the Closing Date all Trade Secrets of the Company and the Company Subsidiaries, and shall not disclose, publish or make use of (or cause or permit the publication, disclosure or use of) any Trade Secrets at any time after the Closing Date without the prior written consent of Purchaser. Nothing in this Agreement shall diminish the rights of Purchaser or its Affiliates regarding the protection of Trade Secrets and other intellectual property pursuant to Applicable Laws from and after the Closing Date.

(c) Confidential Information. Except as required by Applicable Law, the Seller hereby agrees to, and to cause its Affiliates and Representatives to, hold in confidence all Confidential Information and to not disclose, publish or make use of (or cause or permit the publication, disclosure or use of) any Confidential Information without the prior written consent of Purchaser.

(d) Noncompetition.

(i) The Seller hereby acknowledges that (A) the Company and the Company Subsidiaries conduct the Company Business throughout the Territory, (B) as a result of Seller’s affiliation with and involvement in the operation of the Company and the Company Subsidiaries, Seller is familiar with the Trade Secrets and Confidential Information and has significantly and uniquely contributed to the development and maintenance of the goodwill of the Company and the Company Subsidiaries throughout the Territory, (C) the covenants contained in this Section 6.13 are necessary to protect and preserve the Trade Secrets, Confidential Information, goodwill and other interests of Purchaser in the Company and the Company Subsidiaries that are acquired by Purchaser in connection with the Transactions and (D) Purchaser would not have entered into this Agreement but for the Seller’s agreement to the restrictions set forth in this Section 6.13.

(ii) The Seller hereby agrees that it shall not, and shall not permit any of its Affiliates to, during the Noncompete Period, in any manner, directly or indirectly or by assisting others, operate, lease, manage, engage in, have an equity or profit interest in, invest in, lend to, own any debt or equity security or interest of, permit his, her or its name to be used by, act as partner, joint venturer, officer, director, shareholder, employee, consultant, agent or independent contractor of or lender to, render services to (including of an executive, marketing, manufacturing, research and development, administrative, financial or other consulting nature), or otherwise participate or assist in, any Competing Business.

(iii) Without limiting the generality of the foregoing restrictions, the Seller hereby further agrees that, during the Noncompete Period, it shall not, and shall not permit any of its Affiliates to, directly or indirectly, alone or as a partner, joint venturer, officer, director, manager, shareholder, employee, consultant, agent or independent contractor of, or lender to, any Person or business, (x) create or maintain any business relationship with any customer of the Company or any Company Subsidiary, or otherwise solicit any customer of the Company or any Company Subsidiary, in each case, for the direct benefit of any Competing Business, (y) request, advise or induce any customer of the Company or any Company Subsidiary to withdraw, curtail or cancel, or engage in any other activity that would reasonably be expected to adversely affect, the relationship such Person has with the Company, any Company Subsidiary, Purchaser or any of Purchaser’s Affiliates or (z) take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier or other business associate of the Company or any Company Subsidiary from maintaining business relationships with the Company or any Company Subsidiary and Purchaser after the Closing;

provided, however, that the passive ownership of less than five percent (5.0%) of the ownership interests of an entity having a class of securities that is traded on a national securities exchange or over-the-counter market shall not be a violation of this Section 6.13. Notwithstanding the foregoing, the Seller and any of its Affiliates may, post-Closing, create or maintain any business relationship with any customer of the Company or any Company Subsidiary, or otherwise solicit any customer of the Company or any Company Subsidiary for any business other than a Competing Business without being deemed in violation of this Section 6.13.

(e) Nonsolicitation.

(i) The Seller hereby agrees that it shall not, and shall not permit any of its Affiliates to, during the Noncompete Period, in any manner, directly or indirectly or by assisting others, recruit or hire away or attempt to recruit or hire away, on their behalf or on behalf of any other Person, any employee of the Company or any Company Subsidiary; provided, however, that such solicitation (as opposed to hire) restrictions shall not prohibit any solicitation (or hiring as a result thereof) by way of general advertising, including general solicitations in newspapers or other publications or on internet sites that are not directed toward or focused on employees or independent contractors (or such former employees or independent contractors) of the Company or any Company Subsidiary.

(ii) Purchaser hereby agrees that it shall not, and shall not permit any of its Affiliates to, during the Noncompete Period, in any manner, directly or indirectly or by assisting others, recruit or hire away or attempt to recruit or hire away, on their behalf or on behalf of any other Person, any employee of the Seller; provided, however, that such solicitation (as opposed to hire) restrictions shall not prohibit any solicitation (or hiring as a result thereof) by way of general advertising, including general solicitations in newspapers or other publications or on internet sites that are not directed toward or focused on employees or independent contractors (or such former employees or independent contractors) of the Seller.

(f) Severability; Blue Penciling. If a judicial or arbitral determination is made that any of the provisions of this Section 6.13 constitutes an unreasonable or otherwise unenforceable restriction against the Seller, the provisions of this Section 6.13 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to it. In this regard, the Parties hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Section 6.13 and to apply the provisions of this Section 6.13 to the remaining portion of the Territory, the remaining business activities and the remaining time period not so severed by such judicial or arbitral authority. The time period during which the prohibitions set forth in this Section 6.13 shall apply shall be tolled and extended for a period equal to the aggregate time during which Seller violates such prohibitions in any respect. If any court determines that any provision of this Section 6.13 is unenforceable as to the Seller because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, as to the Seller and, in its reduced form, such provision shall then be enforceable.

(g) Injunctive Relief. The Seller hereby acknowledges and agrees that the remedies at law would be inadequate to protect the Company, the Company Subsidiaries and Purchaser against any actual or threatened breach of the provisions contained in this Section 6.13 by the Seller, and that any such breach would cause irreparable harm, and, as such, the Seller further agrees that Purchaser shall be entitled to injunctive relief without making proof of actual damages. Such injunctive relief shall not be deemed exclusive remedies for any such breach, but shall be in addition to and without prejudice to any other rights or remedies otherwise available to Purchaser. The Seller agrees that, in connection with any injunctive relief sought by Purchaser, any and all requirements for proof of actual damages or bonding are hereby waived. In the event of any legal proceeding (whether at law or in equity) relating to this Agreement, if a court of competent jurisdiction determines that a Party has breached this Agreement, then that Party shall be liable and pay to the other Party any costs in connection with such proceeding and any appeal therefrom, including reasonable legal fees, and the other Party shall be entitled to pursue the recovery of all damages, losses and liabilities related to such breach.

(h) Reasonable Restraint. It is agreed by the Parties hereto that the foregoing covenants in this Section 6.13 are necessary in terms of time, activity and territory to protect the interests of Purchaser in the assets and business being acquired pursuant to the terms of this Agreement and impose a reasonable restraint on the Seller in light of the activities and business of the Company and the Company Subsidiaries on the Closing Date and the current plans of the Company.

Section 6.14 Blackburn Liability.

After Closing, the Seller shall remit to the Company each payment related to the Blackburn Liability in the settlement in the case styled Blackburn, et al. v. Allied Power Services, LLC, et al., 18-CV-00347 (N.D. Illinois 2018) at least five (5) Business Days before such payment is due. If the Seller fails to timely remit any such payment, such payment shall bear interest, payable to the Company, at 18% per annum, or, to the extent such interest rate is illegal or unenforceable under Applicable Law, the maximum interest rate permitted under Applicable Law, from the due date of such payment until such payment is paid in full by the Seller.

Section 6.15 Motor Vehicle Leases.

After Closing, the Parties shall use their reasonable best efforts to (a) obtain any consents required under the Motor Vehicle Leases as a result of the consummation of the transactions contemplated by this Agreement and (b) cause the Seller to be released from any guarantor obligations it may have under the Motor Vehicle Leases.

Section 6.16 Letters of Credit.

As of the Closing, Seller and its Affiliates shall be entitled to terminate all letters of credit, bonds or other similar forms of credit support currently in place in respect of any obligations of the Company or any Company Subsidiary, including without limitation those certain letters of credit currently in place for the benefit of Liberty Mutual Insurance. Promptly following the Closing, Purchaser (or the Company or a Company Subsidiary, as applicable) shall obtain replacement letters of credit, bonds or other similar forms of credit support as necessary to comply with the Company and the Company Subsidiaries’ obligations.

Section 6.17 Consents Related to Equity-Based Compensation.

After Closing, the Seller shall use its reasonable best efforts to promptly obtain from all EBC Employees an executed version of the Accelerated Vesting Agreement in the form attached hereto as Exhibit B.

ARTICLE VII

TAX MATTERS

Section 7.1 Transfer Taxes.

Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes incurred in connection with the consummation of the Transactions shall be borne by 50% by Purchaser and 50% by the Seller, and the Party with the legal responsibility for filing under local law, will, at its expense, file all necessary Tax Returns and other documentation required with respect to all such Taxes.

Section 7.2 Tax Returns.

(a) For the avoidance of doubt, the Seller shall prepare or cause to be prepared and file all Tax Returns with respect to income Taxes imposed on the Seller or any of its Affiliates (other than the Company or any Company Subsidiary) or of any combined, unitary or consolidated group of which the Seller or any of its Affiliates (other than the Company or any Company Subsidiary) is or was the common parent (“Seller Tax Returns”). The Seller shall, at its expense, prepare or cause to be prepared all Tax Returns for the Company and any Company Subsidiary required to be filed after the Closing Date with respect to any taxable period ending on or before the Closing Date (each, a “Pre-Closing Tax Period”). Such Tax Returns shall be prepared on a basis consistent with past practice (except to the extent otherwise required by

Applicable Law) and consistent with Applicable Law. Reasonably in advance of the due date (as may be properly extended) for filing any such Tax Return (which for any income Tax Return shall be at least thirty (30) days in advance of the due date (as may be properly extended) for filing thereof), the Seller shall deliver a draft of such Tax Return, together with all supporting documentation and workpapers, to Purchaser for its review and comment. Purchaser shall cause each such Tax Return (as revised by the Seller to reflect any revisions reasonably requested by Purchaser) to be timely filed and will provide a copy thereof to the Seller. If the Parties have not agreed on any revision with respect to a Pre-Closing Tax Period Tax Return by the due date (as may be properly extended) for filing such Tax Return, such Tax Return shall be filed in the manner that the Seller deems correct and then amended to the extent necessary to reflect the later agreement of the Parties.

(b) Purchaser shall, at its expense, prepare or cause to be prepared all Tax Returns for the Company and any Company Subsidiary with respect to any taxable period beginning on or before and ending after the Closing Date (each, a “Straddle Tax Period”). Such Tax Returns shall be prepared on a basis consistent with past practice (except to the extent otherwise required by Applicable Law) and consistent with Applicable Law. Reasonably in advance of the due date (as may be properly extended) for filing any such Tax Return (which for any income Tax Return shall be at least thirty (30) days in advance of the due date (as may be properly extended) for filing thereof), Purchaser shall deliver a draft of such Tax Return, together with all supporting documentation and workpapers, to the Seller for its review and comment. Purchaser shall cause each such Tax Return (as revised by Purchaser to reflect any revisions reasonably requested by the Seller) to be timely filed and will provide a copy thereof to the Seller. If the Parties have not agreed on any revision with respect to a Straddle Tax Period Tax Return by the due date (as may be properly extended) for filing such Tax Return, such Tax Return shall be filed in the manner that Purchaser deems correct and then amended to the extent necessary to reflect the later agreement of the Parties.

(c) In the case of Taxes that are payable with respect to any Straddle Tax Period, the portion of any such Taxes that is attributable to the portion of such Straddle Tax Period ending on the Closing Date shall be:

(i) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company or any Company Subsidiary, deemed to be the amount of such Taxes for the entire Straddle Tax Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Tax Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(ii) in the case of all other Taxes, deemed equal to the amount that would be payable if the relevant Straddle Tax Period ended on and included the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Tax Period ending on and including the Closing Date and the portion of the Straddle Tax Period beginning after the Closing Date in proportion to the number of days in each portion of such Straddle Tax Period.

(d) The Parties agree that any income Tax deductions attributable to the payment of any of the Company Transaction Expenses, repayment of the Closing Date Debt, any employee bonuses, severance payments, debt prepayment fees, capitalized debt costs, or any Liabilities taken into account in the determination of Closing Date Net Working Capital and all other deductions and costs of disposition properly allowable to Seller under applicable Tax law and principles shall be deductions of the Seller.

Section 7.3 Cooperation on Tax Matters.

Upon reasonable written notice, Purchaser (or the Company or a Company Subsidiary) and the Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such Party and at the cost and expense of the requesting Party) relating to the Company or the Company Subsidiaries (including access to books, records and personnel) as is reasonably requested for the filing of all Tax Returns (including any extensions thereof), the making of any election related to Taxes, the preparation for any Audit, and the prosecution or defense of any action related to any Tax Return. Purchaser (on behalf of itself, the Company and the Company Subsidiaries) and the Seller agree to retain all books and records with respect to Tax matters and pertinent to the Company and a Company Subsidiary relating to all Pre-Closing Tax Periods and all Straddle Tax Periods until the expiration of the statute of limitations (and, to the extent notified by the Company, a Company Subsidiary or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity.

Section 7.4 Tax Contests.

Purchaser shall notify the Seller within ten (10) days of its receipt of a written notice of, or threatening, any Audit relating to the Company or any Company Subsidiary (a “Tax Contest”) for any Pre-Closing Tax Period or any Straddle Tax Period. With respect to any Tax Contest for any Pre-Closing Tax Period or any Straddle Tax Period, the Seller shall have the right (exercisable by Seller providing Purchaser with written notice thereof within thirty (30) days after Seller receiving notification of the Tax Contest from Purchaser) to control such Tax Contest at its expense and to employ counsel of its choice and the Seller shall have the right to determine, in its sole discretion, all issues relating to such Tax Contest, except that (i) with respect to any Tax Contest relating to a Pre-Closing Tax Period, the Seller shall not agree to settle any Tax liability or compromise any claim with respect to Taxes involving the Company or a Company Subsidiary, which settlement or compromise may materially affect the liability for Taxes of Purchaser or its Affiliates, without the prior written consent of Purchaser (which consent may not be unreasonably withheld, conditioned or delayed) and (ii) with respect to any Tax Contest relating to a Straddle Tax Period, the Seller shall allow Purchaser and its counsel to reasonably participate at Purchaser’s expense in such Tax Contest and shall not agree to settle any Tax liability or compromise any claim with respect to Taxes involving the Company or a Company Subsidiary, which settlement or compromise may materially affect the liability for Taxes of Purchaser or its Affiliates, without the prior written consent of Purchaser (which consent may not be unreasonably withheld, conditioned or delayed). Purchaser shall cause the Company to deliver to the Seller any power of attorney reasonably required to allow the Seller and its counsel to represent the Company or applicable Company Subsidiary in connection with any Tax Contest that the Seller is entitled to control hereunder and shall provide the Seller with such assistance as may be reasonably requested in connection with any such Tax Contest, at the Seller’s cost and expense. Purchaser shall control any other Tax Contests with respect to the Company or a Company Subsidiary except that Purchaser shall not agree to settle any Tax liability or compromise any claim with respect to Taxes involving the Company or a Company Subsidiary, which settlement or compromise may materially affect the liability for Taxes of the Seller, without the prior written consent of the Seller (which consent may not be unreasonably withheld, conditioned or delayed). The Parties each agree to consult with and to keep the other Party informed on a regular basis regarding the status of any Tax Contest to the extent that such Tax Contest could materially affect a liability of such other Party. For the avoidance of doubt, the Seller shall exclusively control the conduct and settlement of any Tax Contests with respect to any Seller Tax Return.

Section 7.5 Certain Post-Closing Actions.

Purchaser shall not (and Purchaser shall not cause or permit the Company, a Company Subsidiary or any other Person to) (a) amend a Tax Return of the Company or a Company Subsidiary with respect to a taxable period beginning before the Closing Date, or (b) file or amend any Tax election with respect to a taxable period beginning before the Closing Date, if the filing or amending of the Tax election could reasonably be expected to increase the Seller’s Liability for, or obligations with respect to, Taxes (including pursuant to Section 7.2), or result in or change the character of any income or gain that must be reported on any Tax Return filed or to be filed by the Seller.

Section 7.6 Refunds.

To the extent any determination of the Tax liability of the Company or a Company Subsidiary, whether as a result of an Audit, a claim for refund, the filing of an original or amended Tax Return, or otherwise, results in any reduction to or refund of Taxes paid by the Company or a Company Subsidiary on or prior to the Closing Date or by or on behalf of the Seller pursuant to this Agreement (whether in the form of cash received or a credit or offset actually realized against Taxes otherwise payable) (collectively “Tax Refunds”), Purchaser shall, or shall cause the Company or the applicable Company Subsidiary to, pay an amount equal to such Tax Refund, and any interest received thereon (net of any reasonable out-of-pocket costs or expenses incurred by Purchaser, the Company or a Company Subsidiary in connection with obtaining such Tax Refund), to the Seller within five (5) days of receipt or realization thereof by the Company or such Company Subsidiary (as applicable) (or, if the Tax Refund is in the form of a credit or offset against Taxes otherwise payable, within five (5) days after the due date of the Tax Return claiming such credit or offset), except to the extent such Tax Refund was included as a Current Asset in the final determination of Closing Date Net Working Capital. Purchaser shall, and shall cause the Company or Company Subsidiary to, first carry back, to the extent permitted by Applicable Law, any net operating loss of the Company or Company Subsidiary with respect to a Pre-Closing Tax Period and otherwise cooperate with the Seller (at the Seller’s cost and expense) in obtaining any such Tax Refunds to which the Seller would be entitled pursuant to this Section 7.6, as reasonably requested by the Seller.

Section 7.7 Rights of Seller and Purchaser.

Notwithstanding anything in this Article VII to the contrary, no provision of this Article VII shall be interpreted to provide (i) Purchaser with any right with respect to any Tax Return, Audit or Tax Contest relating to Taxes imposed on, or with respect to, the Seller or its Affiliates (excluding the Company and any Company Subsidiary), or (ii) the Seller with any right with respect to any Tax Return, Audit or Tax Contest relating to Taxes imposed on, or with respect to, Purchaser or its Affiliates (excluding the Company and any Company Subsidiary with respect to any Pre-Closing Tax Period or Straddle Tax Period).

Section 7.8 Conflict.

To the extent any provisions of this Article VII regarding Tax Contests conflict with the provisions regarding Third Party Claims in Article VIII, the provisions of this Article VII shall control.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival.

Subject to the limitations and other provisions of this Agreement, the representations and warranties set forth herein, including any claims in respect of any inaccuracy in or breach of such representations and warranties, shall survive the Closing for eighteen (18) months following the Closing Date; provided, that: (a) the Fundamental Representations and indemnification applicable thereto pursuant to Section 8.2 or Section 8.3 (as the case may be) shall survive the Closing indefinitely (for the longest period allowable under Delaware law); (b) the Tax representations and indemnification applicable thereto pursuant to Section 8.2(c)(i) shall survive until the expiration of the statute of limitations applicable thereto, plus an additional thirty (30) days and (c) any claim for Fraud shall survive until the expiration of the statute of limitations applicable thereto. Each covenant contained herein and the indemnification applicable thereto pursuant to Section 8.2 or Section 8.3 (as the case may be) shall survive the Closing indefinitely (for the longest period allowable under Delaware law) or for the period explicitly specified therein. Any claim for indemnification for any Losses for which the applicable Indemnifying Party has received a valid Third Party Claim Notice or Direct Claim Notice (as applicable) on or prior to the date the applicable indemnification would otherwise terminate in accordance with this Section 8.1 shall survive solely for purposes of the specific matters in such claim until the Liability of the Indemnifying Party shall have been determined pursuant to this Article VIII and the Indemnifying Party shall have reimbursed the applicable Indemnified Parties for the amount of such Losses that are payable with respect to such claim in accordance with this Article VIII.

Section 8.2 Indemnification of Purchaser Indemnified Parties.

Subject to the other provisions of this Article VIII, the Seller shall indemnify each Purchaser Indemnified Party from and against any Losses incurred by such Purchaser Indemnified Party after the Closing arising out of or as a result of:

(a) any inaccuracy in or breach of any (i) Fundamental Representation made by the Seller or the Company or (ii) other representation or warranty made by the Seller or the Company;

(b) any breach of or failure to perform any covenant to be performed after the Closing by the Seller;

(c) (i) all Taxes of the Company and each Company Subsidiary for any Pre-Closing Tax Period and for the portion of any Straddle Tax Period ending on the Closing Date (determined in accordance with Section 7.2(c)), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group with respect to Taxes of which the Company or any Company Subsidiary (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all Taxes of any Person (other than the Company or any Company Subsidiary) imposed on the Company or any Company Subsidiary as a transferee or successor or by Contract which Taxes relate to an event or transaction occurring before the Closing;

(d) the Blackburn Liability;

(e) any and all claims by an Affected Employee related to equity-based compensation granted to him or her by the Seller (collectively, the “EBC Claims”);

(f) the matter(s) listed on Schedule 8.2(f) (the “Specified Litigation”);

(g) any and all items listed on Schedule 4.20(e) (collectively, the “Specified Employee Claims”); and

(h) the amount of any Closing Date Debt or Closing Date Company Transaction Expenses, in either case that was not taken into account in calculating the Final Proceeds pursuant to Section 2.4; provided, that (x) any claim pursuant to this clause (h) must be notified to the Seller’s Representative within 120 days after the Closing Date and (y) the recovery related to any such claim shall be limited to the incremental amount that should have been included in the calculation pursuant to Section 2.4 taking into account such previously unknown Closing Date Debt or Closing Date Company Transaction Expenses Amount (and no other Losses, such as advisor fees and the like, incurred in connection therewith shall be covered by this clause (h)).

For purposes of this Article VIII (including for purposes of determining whether a representation or warranty has been breached and the amount of Losses subject to indemnification), the representations and warranties of the Company shall be deemed to not be qualified by, and shall be interpreted without giving effect to, any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect.”

Section 8.3 Indemnification of Seller Indemnified Parties.

Subject to the other provisions of this Article VIII, Purchaser shall indemnify each Seller Indemnified Party from and against any Losses incurred by such Seller Indemnified Party after the Closing as a result of (a) any inaccuracy in or breach of any (i) Fundamental Representation made by Purchaser or (ii) other representation or warranty made by Purchaser, or (b) any breach of or failure to perform a covenant to be performed by Purchaser, the Company or any Company Subsidiary pursuant to this Agreement.

Section 8.4 Method of Asserting Claims.

All claims for indemnification by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

(a) Third Party Claims.

(i) If any Action in respect of which an Indemnified Party might seek indemnity under this Article VIII is asserted against such Indemnified Party by a Person other than a Party (a “Third Party Claim”), the Indemnified Party shall promptly give written notice (the “Third Party Claim Notice”) to the Indemnifying Party of such Third Party Claim, which Third Party Claim Notice shall (A) identify the provision of this Agreement upon which the claim for indemnity is based, (B) describe in reasonable detail the facts and circumstances giving rise to such claim for indemnity, and (C) if known, set forth a computation of the Losses for which the Indemnified Party claims to be entitled hereunder; provided, that (x) the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have materially prejudiced the Indemnifying Party and (y) no such notice shall be required with respect to the EBC Claims, the Specified Litigation or the Specified Employee Claims. Following the delivery of any Third Party Claim Notice, the applicable Indemnified Party shall deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documentation (including any pleadings and other court papers) received by the Indemnified Party in respect of the applicable Third Party Claim.

(ii) The Indemnifying Party shall, at its expense, be entitled to participate in the defense of any Third Party Claim and, upon delivery of written notice (a “Defense Notice”) thereof to the Indemnified Party within ten (10) days following its receipt of a Third Party Claim Notice (the “Third Party Claim Response Period”), to control the defense of the applicable Third Party Claim; provided, that the Indemnifying Party shall not be entitled to control the defense of any Third Party Claim if (A) the representation of both the Indemnified Party and Indemnifying Party in such Third Party Claim by counsel to the Indemnifying Party would constitute a material and non-waivable conflict of interest of such counsel to the Indemnifying Party, (B) such Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party (D) such Third Party Claim involves any material customer, supplier or vendor of any Purchaser Indemnified Party, (E) if such Third Party Claim is determined adversely to any of the Purchaser Indemnified Parties, it would (together with all other pending claims) reasonably be expected to result in Losses to the Purchaser Indemnified Parties in excess of the maximum amount the Purchaser Indemnified Parties would then be entitled to recover from the Indemnifying Parties under Article VIII, (F) such Third Party Claim relates to a criminal indictment against the Indemnified Party, or (G) the Indemnifying Party fails to continue to defend the Third Party Claim in good faith. The Indemnifying Party shall not enter into any settlement or compromise of such Third Party Claim absent the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing sentence, in the event a firm offer is made to the Indemnifying Party to settle a Third Party Claim the defense of which is controlled by such Indemnifying Party and which offer would (1) involve solely the payment of money by the Indemnifying Parties not impose injunctive or other equitable relief against the Indemnified Party, (2) include an unconditional release, in customary form, by the claimant or plaintiff in such Third Party Claim of all Liability with respect to such Third Party Claim, and (3) does not include or require a finding or admission of any wrongdoing, then the Indemnifying Party may provide notice of such firm offer to the Indemnified Party and, if the Indemnified Party fails to consent to such a firm offer within ten (10) days following its receipt of such notice, then (x) the Indemnified Party may assume control of the defense of the applicable Third Party Claim by delivering written notice thereof to the Indemnifying Party prior to the expiration of such ten (10) day period, in which case the maximum Liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount the Indemnifying Party would have otherwise been obligated to pay pursuant to this Article VIII had the Indemnified Party consented to the firm offer, or (y) if the Indemnified Party does not elect to assume control of the defense of the Third Party Claim pursuant to the foregoing clause (x), the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer. The Indemnified Party shall cooperate fully in the defense of any Third Party Claim controlled by the Indemnifying Party, including by making available to the Indemnifying Party all books, records and documents within the Indemnified Party’s control or that it can reasonably obtain relating to the Third Party Claim. The Indemnified Party, at its expense, may participate in, but not control, the defense of any Third Party Claim assumed by the Indemnifying Party pursuant to this Section 8.4(a)(ii). Notwithstanding anything else to the contrary herein, it is understood and agreed between the Parties that Seller has agreed to, and will, control and assume the defense of the Specified Litigation and the Specified Employee Claims in accordance with this Section 8.4(a)(ii) and the Parties shall reasonably cooperate with respect to arrangements to facilitate such control and assumption, including by executing a common interest and joint defense agreement.

(iii) If the Indemnifying Party elects not to defend a Third Party Claim or fails to deliver a Defense Notice within the Third Party Claim Response Period, then the Indemnified Party shall have the right to undertake the defense of such Third Party Claim and to settle or compromise such Third Party Claim; provided, that the Indemnified Party shall not enter into any settlement or compromise of a Third Party Claim absent the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing sentence, in the event a firm offer is made to the Indemnified Party to settle a Third Party Claim the defense of which is controlled by the Indemnified Party and the Indemnified Party is a Purchaser Indemnified Party, if such settlement would not impose injunctive or other equitable relief upon the Indemnifying Party, then the Indemnified Party shall provide notice of such firm offer to the Indemnifying Party. If the Indemnifying Party fails to consent to such a firm offer within ten (10) days following its receipt of the aforesaid notice, then (x) the Indemnifying Party may assume control of the defense of the applicable Third Party Claim by delivering written notice thereof to the Indemnified Party prior to the expiration of such ten (10) day period, in which case the maximum Liability of the Indemnified Party as to such Third Party Claim shall not exceed the amount the Indemnified Party would have otherwise been obligated to pay had the Indemnifying Party consented to the firm offer, or (y) if the Indemnifying Party does not elect to assume control of the defense of the Third Party Claim pursuant to the foregoing clause (x), the Indemnified Party may settle the Third Party Claim upon the terms set forth in such firm offer. The Indemnifying Party, at its expense, may participate in, but not control, the defense of any Third Party Claim controlled by the Indemnified Party pursuant to this Section 8.4(a)(iii).

(b) Other Claims. In the event any Indemnified Party has a claim under this Article VIII against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall give written notice (the “Direct Claim Notice”) to the applicable Indemnifying Party of such claim, which Direct Claim Notice shall (i) identify the provision of this Agreement upon which the claim for indemnity is based, (ii) describe in reasonable detail the facts and circumstances giving rise to such claim for indemnity, and (iii) if known, set forth a computation of the Losses for which the Indemnified Party claims to be entitled hereunder; provided, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party.

(c) Resolution of Claims. After the delivery of any Third Party Claim Notice or Direct Claim Notice, the amount of indemnification to which an Indemnified Party shall be entitled pursuant to this Article VIII shall be determined, subject to the terms and conditions of this Article VIII, by: (i) written agreement between the Indemnifying Party and Indemnified Party; (ii) a final judgment or decree of any court of competent jurisdiction in accordance with Section 11.8; or (iii) by any other means to which the Indemnifying Party and Indemnified Party agree in writing. The judgment or decree of a court shall be deemed to be final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals shall have been finally determined. The Indemnifying Party shall pay to the Indemnified Party the amount of such claim within ten (10) Business Days of final determination of such claim in accordance with this Section 8.4 by wire transfer of immediately available funds to an account designated by the Indemnified Party. Purchaser may, in its sole discretion, in addition to all other remedies it may have, recover some or all of such amount by setting off such amount against any amounts due and payable by Purchaser or any of its Affiliates to Seller or any of its Affiliates, including any such amounts owed by under the Transition Services Agreement.

Section 8.5 Limitations on Indemnification.

Notwithstanding any other provision of this Agreement:

(a) NO CLAIMS OR CAUSES OF ACTION ARISING UNDER OR RESULTING FROM THIS AGREEMENT OR ANY OF THE TRANSACTIONS MAY BE ASSERTED BY ANY PERSON FOR PUNITIVE, SPECIAL, EXEMPLARY, CONTINGENT, INCIDENTAL, SPECULATIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS OR REVENUE), EXCEPT TO THE EXTENT SUCH DAMAGES WERE REASONABLY FORESEEABLE.

(b) Except in the case of Fraud, Seller shall not be required to indemnify any Purchaser Indemnified Party under Section 8.2(a)(i) or Section 8.2(b) for any Loss unless the amount of such Loss with respect to any individual matter, or group of matters arising out of the same or a substantially similar set of facts, circumstances or events, exceeds $10,000, and any individual Losses disregarded pursuant to this Section 8.5(b) shall not be applied toward the determination of the maximum liability under Section 8.5(j).

(c) The Seller shall not be liable to the Purchaser Indemnified Parties for indemnification under this Article VIII for any Losses arising under (i) Section 8.2(a)(ii) until the aggregate amount of such Losses exceeds $100,000 (the “Deductible”), at which point the Purchaser Indemnified Parties shall be entitled to all recoverable Losses only in excess of the Deductible, (ii) Section 8.2(f) until the aggregate amount of such Losses exceeds $250,000 (the “Specified Litigation Deductible”), at which point the Purchaser Indemnified Parties shall be entitled to all recoverable Losses only in excess of the Specified Litigation Deductible, or (iii) Section 8.2(g) until the aggregate amount of such Losses exceeds the deductible applicable to the Specified Employee Claims pursuant to the Seller’s insurance policy covering such Specified Employee Claims (the “Specified Employee Claims Deductible”), at which point the Purchaser Indemnified Parties shall be entitled to all recoverable Losses only in excess of the Specified Employee Claims Deductible.

(d) The aggregate amount of all Losses for which the Seller shall be liable pursuant to (i) Section 8.2(a)(i), Section 8.2(b), Section 8.2(c), Section 8.2(d), Section 8.2(e), Section 8.2(f), Section 8.2(g) and Section 8.2(h) shall not exceed the aggregate amount of the Purchase Price and (ii) Section 8.2(a)(ii) shall not exceed $4,000,000 (the “Indemnification Cap”).

(e) The aggregate amount of all Losses for which the Purchaser shall be liable under Section 8.3 shall not exceed the Indemnification Cap.

(f) The amount an Indemnified Party shall be entitled to receive from the Indemnifying Party with respect to any Loss shall be reduced by and net of any recovery payable to such Indemnified Party from any other Person with respect to such Loss (including insurance proceeds, indemnification rights, counterclaims, warranties, subrogation actions and the like). Purchaser shall, and shall cause the Company and each applicable Company Subsidiary to, use commercially reasonable efforts to seek recovery under all insurance policies covering any Losses to the same extent as they would if such Losses were not subject to indemnification hereunder. In the event that an insurance or other third party recovery is made by Purchaser, the Company, a Company Subsidiary or any of their Affiliates with respect to any Losses for which any Purchaser Indemnified Party has been indemnified by the Seller hereunder, then a refund equal to the aggregate amount of the recovery shall promptly be made to the Seller.

(g) No Purchaser Indemnified Party shall be entitled to receive indemnification for any Losses to the extent such Losses or the matters giving rise thereto were taken into account in the determination of the Closing Date Net Working Capital or in any component of the Closing Date Debt or Company Transaction Expenses (it being the intention of the Parties that the procedures set forth in Section 2.4 shall constitute the sole and exclusive remedies for such claims).

(h) After becoming aware of any event or occurrence that could reasonably be expected to give rise to an indemnification right hereunder, each Person entitled to indemnification shall take all commercially reasonable steps to mitigate Losses arising therefrom.

(i) The Seller shall not be required to indemnify any Purchaser Indemnified Party to the extent of any Losses caused by or resulting from the gross negligence or willful misconduct of Purchaser.

(j) In no event shall the cumulative indemnification obligations of the Seller under Section 8.2(a)(i) or Purchaser under Section 8.3 exceed the Purchase Price (as adjusted pursuant to Section 2.4); provided, however, the foregoing limitations shall not apply to or otherwise limit any claims relating to Fraud.

(k) Any indemnification obligation under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such obligation constituting a breach of more than one representation, warranty, covenant or agreement hereunder.

Section 8.6 Exclusive Remedies.

The remedies provided in this Article VIII shall constitute the sole and exclusive remedies available to any Party with respect to this Agreement, the Transactions and the facts and circumstances relating and pertaining hereto and thereto (whether at law or in equity or whether in contract or in tort or otherwise), other than for disputes required to be resolved pursuant to Section 2.4(c) (which is the sole and exclusive remedy for disputes relating to the Closing Date Schedule); provided, that the foregoing shall not limit the availability of (a) any remedy that may be available against a Party for Fraud committed by such Party, and (b) injunctive and other equitable relief, including specific performance, that may be available pursuant to Section 8.6 or Section 11.14. Without limiting the generality of the foregoing, the Parties hereby acknowledge and agree that the representations and warranties set forth herein are contractual in nature only and subject to the sole and exclusive remedies described in this Section 8.6 and, should any representation or warranty of any Party prove to be untrue, the applicable Indemnified Parties shall have the specific rights and remedies specified in this Section 8.6 as their exclusive remedies therefor and no other rights, remedies or causes of action (whether at law or in equity or whether in contract or in tort or otherwise). To the extent that any Purchaser Indemnified Party suffers or incurs any Losses for which it may assert any other right to indemnification, contribution or recovery under any common law or other Applicable Law (whether at law or in equity, in contract or in tort or otherwise, and including any right of rescission), Purchaser, on behalf of itself and each other Purchaser Indemnified Party, hereby waives, releases and agrees not to assert such right.

Section 8.7 Treatment of Indemnification Payments.

Any payment made after the Closing pursuant to indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price for all purposes (including Tax purposes) unless otherwise required by Applicable Laws.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.1 Conditions to Seller and Purchaser Obligations. The obligations of Purchaser and the Seller to consummate, or cause to be consummated, the Transactions are subject to the satisfaction or waiver in writing, at or prior to Closing, of each of the following conditions:

(a) Governmental Approvals. All consents of or imposed by any Governmental Entity necessary for the consummation of the Transactions and the agreements contemplated hereby shall have been obtained, occurred or have been made.

(b) No Injunctions or Restraints. No Governmental Order or applicable Law or other legal restraint (temporary or permanent) or prohibition shall exist or have been enacted, promulgated, entered or enforced, and there shall not be any pending or overtly threatened Action by any Governmental Entity, in each case, which would, or seeks to, prohibit, prevent, restrain or otherwise impede, or make illegal or declare unlawful the consummation of any of the Transactions, or cause any of the Transactions to be rescinded following consummation thereof.

Section 9.2 Conditions to Seller Obligations. The obligations of the Seller to consummate, or cause to be consummated, the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Seller’s Representative):

(a) Representations and Warranties. The representations and warranties of Purchaser in Article V of this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for such representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date).

(b) Performance. Purchaser shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Purchaser at or prior to the Closing, including, at Closing, the payment of the Closing Payment and the other amounts set forth in Section 2.3 to the Persons specified therein (subject to terms and conditions of this Agreement which require payment of such amounts).

(c) Document Delivery. At the Closing, Purchaser shall further have delivered to the Seller’s Representative (i) a “bringdown” certificate, certifying Purchaser’s compliance with and performance of Section 9.2(a) and (b), (ii) a certificate, certifying as to the accuracy and full force and effect of resolutions adopted by the board of directors (or other applicable governing body) of Purchaser approving the execution and delivery of this Agreement and the performance of the Transactions by Purchaser, attached as one or more exhibits to such certificate and (iii) an equity assignment and assumption agreement evidencing the transfer, on the Closing Date and at the Effective Time, of the Units from the Seller to Purchaser.

(d) Consent. The written consent of Charah Preferred Stock Aggregator, LP pursuant to Section 4 of the Certificate of Designations of Series A Preferred Stock of the Seller, in form and substance reasonably satisfactory to the Seller.

Section 9.3 Conditions to Purchaser Obligations. The obligations of Purchaser to consummate, or cause to be consummated, the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Purchaser):

(a) Representations and Warranties. (i) Each of the Fundamental Representations of the Seller and the Company shall be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as though made at and as of the Closing Date; and (ii) other than the Fundamental Representations of the Seller and the Company, each of the representations and warranties of the Seller and the Company in Articles III and IV of this Agreement (without giving effect to any “material,” “materiality,” “Material Adverse Effect” or similar qualification contained in such representations or warranties) shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for such representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date).

(b) Performance. The Seller or the Company, as applicable, shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by the Seller or the Company at or prior to the Closing.

(c) Material Adverse Effect. There shall not have occurred any change, effect, event, occurrence, condition, circumstance, state of facts or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(d) Document Delivery. The Seller’s Representative shall deliver (or shall have delivered) each of the following to Purchaser (or shall cause such items to be so delivered), in each case, in form and substance reasonably acceptable to Purchaser:

(i) Bringdown Certificate. A “bringdown” certificate certifying compliance of the Seller and the Company with, and their performance of, Sections 9.3(a) and (b).

(ii) Equity Assignment and Assumption Agreement. An equity assignment and assumption agreement evidencing the transfer, on the Closing Date and at the Effective Time, of the Units from the Seller to Purchaser.

(iii) FIRPTA Certificate. A certificate pursuant to Treasury Regulations Section 1.1445-2(b) certifying that the Seller is not a foreign person within the meaning of Section 1445 of the Code, and a duly executed IRS Form W-9 from the Seller indicating its status as a U.S. person.

(iv) Payoff Letters. An executed payoff letter from each Person to whom a portion of the Closing Date Debt is owed, in each case indicating that, upon repayment of the amount specified in such payoff letter, the Closing Date Debt owed to such Person shall be repaid in full and such Person shall no longer have any Encumbrance on the assets of the Company or any Company Subsidiary.

(v) Invoices. An invoice or payoff statement from each Person to whom a portion of the Company Transaction Expenses shall be paid at the Closing (other than any such amount that is compensatory in nature and payable to an employee, officer or manager of the Seller, the Company or a Company Subsidiary).

(vi) Resignations. A duly executed written resignation of each officer, director and manager (and each member of any board or other governing body) of the Company and each Company Subsidiary specified by Purchaser prior to the Closing, which resignations shall be effective upon Closing.

(vii) Transition Services Agreement. A duly executed Transition Services Agreement.

(viii) Related Party Arrangements. Evidence of termination of all Related Party Arrangements, including any receivables due from the Company or any Company Subsidiary to the Seller, as required to be delivered pursuant to Section 6.10.

(ix) Good Standing Certificates. Certificates of good standing (or the reasonable equivalent thereof) with respect to the Company and each Company Subsidiary, issued by the Secretary of State of the state of formation or organization of such Person as of a date not more than ten (10) days prior to the Closing Date.

(x) Secretary’s Certificate of the Company. A certificate duly executed and delivered by the Secretary or Assistant Secretary or comparable duly authorized officer of the Company and each Company Subsidiary (A) attaching copies of (1) the certificate of formation and the pre-Closing limited liability company agreement (or comparable documents) of the Company and each Company Subsidiary, in each case as amended and/or restated and in effect as of immediately prior to the Closing, and (2) the resolutions adopted by the sole manager and sole member of the Company approving, adopting and authorizing the execution and delivery of this Agreement and the performance of the Transactions by the Company, and (B) attesting and certifying that such attached copies are true, complete and correct copies and such documents and resolutions are in full force and effect and have not been amended, rescinded or revoked.

(xi) Secretary’s Certificate of the Seller. A certificate of the Secretary or Assistant Secretary of the Seller (A) attaching copies of the resolutions adopted by the special committee of the board of directors of the Seller approving the execution and delivery of this Agreement and the performance of the Transactions by the Seller, and (B) attesting and certifying that such attached copies are true, complete and correct copies and such documents and resolutions are in full force and effect and have not been amended, rescinded or revoked.

(xii) Consents. The written consents of (A) Exelon required under the Exelon Contract and (B) the Required Lenders (as defined in the Credit Agreement) pursuant to the Credit Agreement, in each case in form and substance reasonably satisfactory to Purchaser.

(xiii) Stock Grants. Evidence, in form and substance reasonably satisfactory to Purchaser, of (A) the acceleration of vesting of all unvested restricted stock units awarded by the Seller and held by any Affected Employee of the Company or any Company Subsidiary, to the extent that such units are scheduled to vest within one (1) year following the Closing Date; and (B) the termination of all other unvested restricted stock units and performance stock units held by such Affected Employees.

(xiv) Credit Agreement Release and Removal of Certain Banking Authorized Signatories. Evidence, in form and substance reasonably satisfactory to Purchaser, of (A) the release of the Company, the Company Subsidiaries and their respective Banking Arrangements from the sweep and guarantees under the Credit Agreement and (B) the removal of all Persons other than Affected Employees authorized to draw on or access any of the Banking Arrangements.

ARTICLE X

TERMINATION

Section 10.1 Termination. Prior to the Closing, this Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time, by mutual written agreement of Seller’s Representative and Purchaser;

(b) at any time after March 31, 2021 (the “Outside Date”), by the Seller’s Representative upon written notice to Purchaser, if the Closing shall not have occurred for any reason; provided, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to the Seller’s Representative if the Seller’s or the Company’s material breach of any representation, warranty, covenant or agreement contained in this Agreement is the primary cause of the failure of the consummation of the Closing on or prior to the Outside Date;

(c) at any time after the Outside Date, by Purchaser upon written notice to the Seller’s Representative, if the Closing shall not have occurred for any reason; provided, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to Purchaser if Purchaser’s material breach of any representation, warranty, covenant or agreement contained in this Agreement is the primary cause of the failure of the consummation of the Closing on or prior to the Outside Date;

(d) by the Seller’s Representative, if Purchaser breaches any of its representations, warranties, covenants or obligations under this Agreement in a manner such that any conditions under Section 9.2 would not be satisfied, and such breach is not cured within twenty (20) days after written notice to Purchaser by the Seller’s Representative; provided, however, that no cure period will be required for any such breach that by its nature cannot be cured; and provided, further that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to the Seller’s Representative if the Seller or the Company is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement, which such material breach would prevent the satisfaction of or result in the failure of any condition to Closing set forth in Section 9.2;

(e) by Purchaser, if Seller or the Company breaches any of its representations, warranties, covenants or obligations under this Agreement in a manner such that any conditions under Section 9.3 would not be satisfied, and such breach is not cured within twenty (20) days after written notice to the Company by Purchaser; provided, however, that no cure period will be required for any such breach that by its nature cannot be cured; and provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(e) shall not be available to Purchaser if the Purchaser is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement, which such material breach would prevent the satisfaction of or result in the failure of any condition to Closing set forth in Section 9.3; or

(f) by either Purchaser or the Seller’s Representative if (i) there shall be any Applicable Laws that would make illegal the consummation of the transactions contemplated by this Agreement or (ii) a Governmental Entity shall have enacted, issued, promulgated or entered a Governmental Order or taken any other action prohibiting, enjoining or otherwise restraining the consummation of the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available to the party seeking to terminate whose material breach of this Agreement is the primary cause of the imposition of such Governmental Order or action or the failure of such Governmental Order or action to be resisted, resolved or lifted, as applicable.

Section 10.2 Procedure and Effect of Termination.

Any party desiring to terminate this Agreement pursuant to Section 10.1 shall give written notice of such termination to the other party or Parties, as the case may be, to this Agreement. In the event of the valid termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 10.1 hereof, this Agreement shall become void and there shall be no Liability on the part of any party hereto except (i) the rights and obligations provided for in Article I (Definitions), Section 6.5 (Publicity), this Section 10.2, and Article XI (Miscellaneous) shall survive any such termination of this Agreement and (ii) nothing in this Section 10.2 shall relieve any Party of any Liability for any material and willful breach of this Agreement by such Party prior to such termination. No termination of this Agreement shall affect the obligations of the parties under the Confidentiality Agreement which shall survive termination of this Agreement in accordance with its terms.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Fees and Expenses.

All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the Party incurring such expenses whether or not the Transactions are consummated, except as specifically provided to the contrary in this Agreement.

Section 11.2 Notices.

All notices, requests, instructions, demands, documents and other communications to be given pursuant to this Agreement shall be in writing and shall be delivered personally, faxed or sent by nationally-recognized overnight courier or electronic mail to a Party at the addresses set forth below for such Party or to such other address as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of a nationally-recognized courier service that guarantees overnight delivery, on the Business Day after the date when sent for overnight delivery, and (iii) in the case of electronic mail, on the date sent (or on the first Business Day following the date sent if the date sent is not a Business Day) if no “bounceback” or similar error transmission message is received by sender and such delivery is followed by delivery of a hard copy via a nationally-recognized courier service that guarantees overnight delivery:

If to Purchaser or the Company, to:

Allied Group Intermediate Holdings, LLC

c/o Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, Louisiana 70802

Attention:    Lucie R. Kantrow, General Counsel

Email:          lucie@bernhardcapital.com

and a copy (which will not constitute notice) to:

Jones Walker LLP

201 St. Charles Avenue, Suite 5100

New Orleans, LA 70170

Attention:    Britton H. Seal

Email:          bseal@joneswalker.com

If to the Seller or the Seller’s Representative, to:

Charah Solutions, Inc.

12601 Plantside Dr.

Louisville, Kentucky 40299

Attention:     Roger Shannon, Chief Financial Officer & Treasurer

Email:           rshannon@charah.com

and a copy (which will not constitute notice) to:

Vinson & Elkins LLP

1114 Avenue of the Americas

32nd Floor

New York, NY 10036

Attention:     John Kupiec

Email:           jkupiec@velaw.com

Section 11.3 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by facsimile or Portable Document Format shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.4 Entire Agreement; No Third Party Beneficiaries.

This Agreement and the other Transaction Documents constitute the final, complete and exclusive statement of the agreement between the Parties with respect to the subject matter hereof and supersede all prior written agreements and all prior or contemporaneous oral agreements with respect to the subject matter hereof. Except as expressly set forth with respect to the Purchaser Indemnified Parties and Seller Indemnified Parties pursuant to Article VIII, nothing herein express or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. Without limiting the generality of the foregoing, the Parties acknowledge and agree that the representations and warranties set forth herein are the result of negotiations among the Parties and, in some instances, may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any Party hereto. Accordingly, the representations and warranties set forth herein are solely for the benefit of the Parties, and no other Person may rely upon such representations or warranties for any purpose.

Section 11.5 Non-Recourse.

No Persons other than the Parties shall have any Liability in respect of any demand, obligation, commitment, Liability or Action (whether known or unknown, in contract or in tort, in law or in equity or granted by statute, or otherwise) based on, in respect of, or by reason of this Agreement or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance or nonperformance of this Agreement, including, for the avoidance of doubt, any such demand, obligation, commitment, Liability or Action that may be available at law or in equity to avoid or disregard the entity form of a Party or otherwise impose any Liability or obligation of any Party on any Person that is not a Party (any such demand, obligation, commitment, Liability or Action, a “Related Claim”). Accordingly, to the greatest extent permitted by Applicable Law, each Party, on behalf of itself, each of its Affiliates and each of its and its Affiliates’ Representatives, and each of its and their respective successors, heirs and permitted assigns, hereby: (a) unconditionally and irrevocably waives and releases all Related Claims that existed, exist or may hereafter exist against any Person that is not a Party; (b) acknowledges and agrees that any Person that is not a Party shall not be entitled to assert any Related Claim (provided, that, for the avoidance of doubt, nothing in this clause (b) shall be construed as diminishing or impairing the rights of any Purchaser Indemnified Party or Seller Indemnified Party as a third party beneficiary of Article VIII, in each case as expressly set forth in Section 8.4); and (c) disclaims any reliance upon any Person that is not a Party with respect to the performance of this Agreement or any representation or warranty set forth in or made in connection with, or as an inducement to enter into, this Agreement.

Section 11.6 Severability.

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 11.7 Governing Law.

This Agreement shall be construed, interpreted, enforced and governed by and under the laws of the State of Delaware without regard to its choice of law rules.

Section 11.8 Submission to Jurisdiction; Waiver of Jury Trial.

(a) EACH OF THE PARTIES SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE OR OF THE UNITED STATES OF AMERICA IN EACH CASE LOCATED IN THE COUNTY OF NEW CASTLE, FOR ANY ACTION ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO, THIS AGREEMENT IN ANY OTHER COURT. EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.9 Retention of Counsel.

Purchaser agrees, on its own behalf and on behalf of its Affiliates and Representatives, that, following the Closing, Vinson & Elkins LLP may serve as counsel to the Seller or any of Seller’s Affiliates in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Vinson & Elkins LLP of the Company and the Company Subsidiaries prior to the Closing Date. Purchaser and the Company (on behalf of each Company Subsidiary) hereby (a) waive any claim they have or may have that Vinson & Elkins LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between Purchaser, the Company or a Company Subsidiary, on the one hand, and the Seller or any Affiliate of the Seller, on the other hand, Vinson & Elkins LLP may represent the Seller or any Affiliate of the Seller in such dispute even though the interests of such person(s) may be directly adverse to Purchaser, the Company or a Company Subsidiary and even though Vinson & Elkins LLP may have represented the Company or a Company Subsidiary in a matter substantially related to such dispute. Purchaser and the Company (on behalf of itself and each Company Subsidiary) further agree that, as to all communications prior to the Closing Date among Vinson & Elkins LLP, on the one hand, and the Company, a Company Subsidiary, the Seller, or any Affiliate or Representative of the foregoing, on the other hand, that relates in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Seller and may be controlled by the Seller and shall not pass to or be claimed by Purchaser, the Company or a Company Subsidiary.

Section 11.10 Waiver.

Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 11.11 Amendment and Modification.

This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all Parties hereto expressly stating such instrument is intended to amend, modify or supplement this Agreement.

Section 11.12 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.13 Exhibits and Schedules.

Each Schedule and Exhibit hereto referred to in this Agreement is hereby incorporated herein by reference and shall be deemed and construed to be a part of this Agreement for all purposes. Information disclosed in any Schedule shall be deemed to be disclosed for purposes of each other Schedule to the extent that the relevance of such disclosure to such other Schedule would be reasonably apparent to a reader of the disclosure. Without limiting the generality of the foregoing, to the extent that any disclosure in any Schedule addresses a matter with specificity and the Seller or the Company, as applicable, have not breached the representation or warranty in respect of which such matter is disclosed, neither the Seller nor the Company shall be deemed to be in breach of any other representation or warranty addressing such matter on the basis that such matter is disclosed with less specificity in connection with such other representation or warranty. Matters disclosed in any Schedule are not necessarily limited to matters required by this Agreement to be so disclosed, and such additional matters are disclosed for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any matter in any Schedule shall be construed as an admission or indication that such matter is material or outside of the ordinary course of business, or that such matter is required to be referred to or disclosed in the Schedules. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract or Applicable Law shall be construed as an admission or indication that such breach or violation exists or has actually occurred.

Section 11.14 Specific Performance.

Each of the Parties hereby acknowledges that the other Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each Party agrees that the other Parties shall be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security. Each Party agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement.

Section 11.15 Interpretation.

(a) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Use of Includes or Including. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) References to this Agreement, Sections or Exhibits. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references in this Agreement are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d) Grammatical Forms. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The conjunction “or” when used herein includes both the conjunctive and the disjunctive.

(e) References to Parties. A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(f) References to Dates. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(g) References to Information Made Available. Any reference in this Agreement to “made available” means a document or other item of information was provided or made available to Purchaser or its Representatives in the Data Room, during management presentations, or in another form in expectation of, or in connection with, the Transactions.

(h) Information in Financial Statements. A matter shall be deemed to be “reflected on” or “set forth in” a balance sheet or other financial statement to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is applicable to such matter, (ii) such matter is specifically set forth as a line item on such balance sheet or financial statement, or (iii) such matter is reflected in such balance sheet or financial statement and is specifically referred to in the notes thereto.

(i) Drafting of this Agreement. The Parties and their counsel have mutually contributed to the drafting of this Agreement. Consequently, no provision of this Agreement shall be construed against any Party on the ground that such Party drafted the provision or caused it to be drafted. Prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aide of construction or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such prior drafts.

Signature pages follow.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PURCHASER:

ALLIED GROUP INTERMEDIATE HOLDINGS, LLC

By:	/s/ Lucie R. Kantrow
Name:	Lucie R. Kantrow
Title:	Authorized Person

COMPANY:

ALLIED POWER HOLDINGS, LLC

By:	/s/ Dorsey Ron McCall
Name:	Dorsey Ron McCall
Title:	Chief Executive Officer

SELLER:

CHARAH SOLUTIONS, INC.

By:	/s/ Scott Sewell
Name:	Scott Sewell
Title:	Chief Executive Officer

SELLER’S REPRESENTATIVE:

/s/ Roger Shannon
Roger Shannon

[Signature Page to Unit Purchase Agreement]

EXHIBIT A

CURRENT ASSETS AND CURRENT LIABILITIES TO BE INCLUDED

IN THE CALCULATION OF CLOSING DATE NET WORKING CAPITAL

See attached.

EXHIBIT B

ACCELERATED VESTING AGREEMENT

See attached.